July 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust (the “HIT”) (File Nos. 333-59762 and 811-03493)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), we are hereby filing the following items that have been provided by the HIT (i) a copy of the HIT’s Fidelity Bond (the “Bond”), and (ii) a copy of the resolution of a majority of the Board of Trustees of the HIT who are not “interested persons” of the HIT, as defined in the 1940 Act, approving the form and amount of the Bond.

Please note that premiums have been paid on the Bond for the period from July 1, 2021 through July 1, 2022.

If you should have any questions, please do not hesitate to contact the undersigned at (202) 331-8055.

Very truly yours,

/s/ Nicholas C. Milano
Nicholas C. Milano General Counsel

Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS

FEDERAL INSURANCE COMPANY
A stock insurance company, incorporated under the laws of Indiana, herein called the Company

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

Policy Number:      8221-7488

NOTICE: ASSET MANAGEMENT PROTECTORSM BY CHUBB PROVIDES CLAIMS-MADE COVERAGE, WHICH APPLIES ONLY TO "CLAIMS" FIRST MADE DURING THE "POLICY PERIOD", OR ANY APPLICABLE EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED AND MAY BE EXHAUSTED BY "DEFENSE COSTS", AND "DEFENSE COSTS" WILL BE APPLIED AGAINST THE RETENTION. IN NO EVENT WILL THE COMPANY BE LIABLE FOR "DEFENSE COSTS" OR THE AMOUNT OF ANY JUDGMENT OR SETTLEMENT IN EXCESS OF THE APPLICABLE LIMIT OF LIABILITY. READ THE ENTIRE POLICY CAREFULLY BEFORE SIGNING.

ITEM 1.	Named Organization:	AFL-CIO HOUSING INVESTMENT TRUST 1227 25TH STREET NW, SUITE 500
WASHINGTON, DC 20037

ITEM 2.	Policy Period:

(A)	Inception Date:	July 1, 2021
(B)	Expiration Date:	July 1, 2022 at 12:01 a.m. both dates at the Address in ITEM 1.
ITEM 3.	Limits of Liability and Retentions:
(A)	Maximum Aggregate Limit of Liability for all Loss under the Policy	$10,000,000.00

(B)	Aggregate Limits of Liability and Retentions for each Coverage Part selected below:
	COVERAGE PART	AGGREGATE LIMIT OF LIABILITY	RETENTION	PENDING OR PRIOR DATE
Only those Coverage Parts and Insuring Clauses designated with an “X” are included under this Policy. If there is no “X” inserted next to any specified Coverage Part or Insuring Clause, such Coverage Part or Insuring Clause and any other reference to it in the Policy shall be deemed to be deleted.

☐ Directors & Officers Liability Coverage Part	Not Covered	Not Covered	N/A
☒ Professional Liability Coverage Part:	$10,000,000.00	$500,000.00	12-20-1998
☐ Insuring Clause (A) Separate Account
And Sub-Advisory Liability Coverage
☒ Insuring Clause (B) Fund Adviser
Liability Coverage
☐ Insuring Clause (C) Fund Service
Provider Liability Coverage
☒ Investment Company Coverage Part	$10,000,000.00	$500,000.00	12-20-1998
☒ Private Fund Coverage Part	$10,000,000.00	$500,000.00	06-01-2020
☐ Employment Practices Liability Coverage Part	Not Covered	Not Covered	N/A
☐ Fiduciary Liability Coverage Part	Not Covered	Not Covered	N/A

(C)	Retention for each Insured Person each Loss under any	$0.00

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Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

Coverage Part for any Non-indemnifiable Loss

(D)	Optional Additional Limit of Liability for Independent Directors:	$2,000,000.00

☒ Investment Company Coverage Part
☐ Private Fund Coverage Part

ITEM 4.	Coinsurance Percentage:	0.00%
ITEM 5.	Extended Reporting Period:

(A)	Additional Period:	1 year

(B)	Additional Premium:	100 % of Annualized Premium for the expiring Policy Period

ITEM 6.	Newly Created and Acquired Fund Thresholds:

(A)	Investment Company:	$10,000,000

(B)	Private Fund:	N/A

ITEM 7.	Notice to the Company:
(A)	Section VI. REPORTING Notices:	Attn: Claims Department
Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889

(B)	All other:	Attn: CSI Underwriting Department Chubb Group of Insurance Companies
202B Hall’s Mill Road Whitehouse Station, NJ 08889

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

07/09/21
Date	Authorized Representative

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Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road	General Terms and Conditions
Whitehouse Station, NJ 08889

In consideration of payment of the premium and subject to the Declarations, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	TERMS AND CONDITIONS

Except for these General Terms and Conditions or unless stated to the contrary in any Coverage Part of this Policy, the terms and conditions of each Coverage Part shall apply only to that Coverage Part. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part. Any defined term referenced in these General Terms and Conditions but defined in a Coverage Part shall, for purposes of that Coverage Part, have the meaning set forth in that Coverage Part.

II.	GENERAL DEFINITIONS

When used in this Policy:

(A)	Application means all signed applications, and any attachments, information, warranty, or other materials submitted therewith or incorporated therein, submitted by the Insured to the Company for this Policy or for any policy of which this Policy is a direct or indirect renewal or replacement. Application shall also include all public documents filed with any federal, state, local or foreign regulatory agency by any Insured Entity during the twelve (12) months preceding the inception of this Policy whether or not submitted with or attached to the signed applications. The Application is deemed attached to, incorporated into and made a part of this Policy.

(B)	Biological Agents means:

(1)	bacteria; mildew, mold, or other fungi; other microorganisms; or any mycotoxins, spores, or other by-products of any of the foregoing;

(2)	viruses or other pathogens (whether or not a microorganism); or

(3)	any colony or group of any of the foregoing.

(C)	Biological Event means:

(1)	any actual, alleged, or threatened discharge, release, escape, dispersal or disposal of any Biological Agents into or on real or personal property, buildings, water, land or atmosphere; or

(2)	any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any Biological Agents, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

(D)	Claim shall have the meaning set forth in the applicable Coverage Part.

(E)	Defense Costs shall have the meaning set forth in the applicable Coverage Part.

(F)	Domestic Partner means any natural person qualifying as a domestic partner under the provisions of any applicable federal, state, local, or foreign law or under the provisions of any formal program established by an Insured Entity.

(G)	Employee means any natural person who was, now is or shall become a full-time, part-time, temporary, leased or seasonal employee or volunteer. Employee does not include an independent contractor.

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Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road	General Terms and Conditions
Whitehouse Station, NJ 08889

(H)	ERISA means the Employee Retirement Income Security Act of 1974, the Pension Protection Act of 2006, both as amended, and any similar common or statutory law anywhere in the world, and any rules or regulations promulgated under any such Acts or laws.

(I)	Executive means any natural person who was, now is or shall become:

(1)	an in-house general counsel, in-house chief compliance officer, Manager or a duly elected or appointed director, officer, trustee, governor, general partner, managing general partner, venture partner, administrative general partner, or principal; or

(2)	a holder of a position equivalent to any position described in (1) above in any entity that is chartered in any jurisdiction other than the United States of America.

(J)	Financial Impairment means the status of an entity resulting from the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such entity.

(K)	Insured shall have the meaning set forth in the applicable Coverage Part.

(L)	Insured Entity means any Insured under this Policy that is not a natural person.

(M)	Insured Person shall have the meaning set forth in the applicable Coverage Part.

(N)	Loss shall have the meaning set forth in the applicable Coverage Part.

(O)	Manager means, solely with respect to a Limited Liability Company, such entity’s manager, managing member, management committee member or member of the Board of Managers.

(P)	Organization means the Named Organization and any Subsidiary, including any such entity in its capacity as a debtor in possession under the United States bankruptcy law or in an equivalent capacity under the law of any other country.

(Q)	Named Organization means the entity that is named in ITEM 1. of the Declarations.

(R)	Non-indemnifiable Loss means Loss under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased, which an Insured Person becomes legally obligated to pay on account of any Claim, for which an Insured Entity fails to indemnify such Insured Person and:

(1)	such Insured Entity’s failure to indemnify is a result of such Insured Entity’s insolvency; or

(2)	the Insured Entity is not permitted to indemnify such Insured Person pursuant to statutory or common law.

(S)	Pending or Prior Litigation means any demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered for or against any Insured, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3. (B) of the Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or Wrongful Acts underlying or alleged therein.

(T)	Plan shall have the meaning set forth in the Fiduciary Liability Coverage Part, if purchased.

(U)	Policy Period means the period of time specified in ITEM 2. of the Declarations, subject to prior termination in accordance with Section XIII. TERMINATION OF THE POLICY.

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Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road	General Terms and Conditions
Whitehouse Station, NJ 08889

(V)	Pollutant means:

(1)	any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any state, county, municipality, locality, or foreign counterpart thereof, including, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials; or

(2)	any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products or any noise.

(W)	Pollution means:

(1)	any actual, alleged, or threatened exposure to, or generation, storage, transportation, discharge, emission, release, dispersal, escape, treatment, removal or disposal of any Pollutant; or

(2)	any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any Pollutant, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

(X)	Potential Claim means a complaint or allegation of a Wrongful Act by or on behalf of a potential claimant if such complaint or allegation:

(1)	does not constitute a Claim but may subsequently give rise to a Claim; and

(2)	is lodged with the Organization’s human resources department or other comparable department.

(Y)	Prior Notice means any fact, circumstance, situation, transaction, event or Wrongful Act that, before the Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice given under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

(Z)	Related Claims means all Claims based upon, arising from, directly or indirectly resulting from, in consequence of, or in any way involving the same or related facts, circumstances, situations, transactions or events or the same or related series of facts, circumstances, situations, transactions or events.

(AA)	Settlement Program Notice shall have the meaning set forth in Fiduciary Liability Coverage Part, if purchased.

(BB)	Subsidiary means any entity in which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for, elect, appoint or designate such entity’s directors, general partners, managing general partners, or Managers, or the equivalent of any of the foregoing, are owned or controlled, directly or indirectly, in any combination, by one or more Organizations at or prior to the Inception Date of this Policy.

(CC)	Wrongful Act shall have the meaning set forth in the applicable Coverage Part.

III.	SPOUSES, DOMESTIC PARTNERS, ESTATES AND LEGAL REPRESENTATIVES

(A)	Subject otherwise to the limitations, conditions, provisions and other terms of this Policy, coverage shall extend to Claims for the Wrongful Acts of an Insured Person made against:

(1)	the estate, heirs, legal representatives or assigns of such Insured Person if such Insured Person is deceased or the legal representatives or assigns of such Insured Person if such Insured Person is incompetent, insolvent or bankrupt; or

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Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road	General Terms and Conditions
Whitehouse Station, NJ 08889

(2)	the lawful spouse or Domestic Partner of such Insured Person solely by reason of such spouse’s or Domestic Partner’s status as a spouse or Domestic Partner, or such spouse’s or Domestic Partner’s ownership interest in property which the claimant seeks as recovery for an alleged Wrongful Act of such Insured Person.

(B)	All terms and conditions of this Policy, including without limitation the Retention(s) applicable to Loss incurred by the Insured Person, shall also apply to Loss incurred by the estate, heirs, legal representatives, assigns, and spouse or Domestic Partner of such Insured Person. The coverage provided by this Section III. shall not apply with respect to any loss arising from an act or omission by an Insured Person’s estate, heirs, legal representatives, assigns, spouse or Domestic Partner.

IV.	EXTENDED REPORTING PERIOD

(A)	If this Policy is terminated or does not renew, other than termination for nonpayment of premium, then the Named Organization shall have the right, upon payment of the Additional Premium set forth in ITEM 5.(B) of the Declarations, to purchase an extension of the coverage granted by this Policy for Claims that are:

(1)	first made during the period set forth in ITEM 5.(A) of the Declarations (the “Extended Reporting Period”) following the effective date of termination or nonrenewal; and

(2)	reported to the Company in writing within the time provided for such Claims in paragraph (A) of Section VI. REPORTING,

but only to the extent such Claims are for Wrongful Acts committed, attempted or allegedly committed or attempted before the earlier of the effective date of termination or nonrenewal, or with respect to an Extended Reporting Period purchased after an event described in Subsection XI. (C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, the effective date of such merger, consolidation, acquisition, or Financial Impairment.

(B)	The right to purchase an extension of coverage as described in this Section IV. shall lapse unless written notice of election to purchase the extension, together with payment of the additional premium due, is received by the Company within thirty (30) days after the effective date of termination or nonrenewal or, with respect to an Extended Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, within thirty (30) days after the effective date of such merger, consolidation, acquisition, or Financial Impairment.

(C)	Any Claim made during the Extended Reporting Period shall be deemed to have been made during the immediately preceding Policy Period. The entire additional premium for the Extended Reporting Period shall be deemed fully earned at the inception of such Extended Reporting Period.

V.	LIMITS OF LIABILITY, RETENTION AND COINSURANCE

(A)	The amount stated in ITEM 3.(A) of the Declarations shall be the maximum aggregate limit of liability of the Company for all Loss, excess of the applicable Retention(s), from all Claims made under this Policy during the Policy Period. The amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability with respect to each Coverage Part, shall be the aggregate limit of liability of the Company under such Coverage Part for all Loss, excess of the applicable Retention(s), from all Claims made under such Coverage Part during the Policy Period, subject to the Maximum Aggregate Limit of Liability amount stated in ITEM 3.(A) of the Declarations.

(B)	In the event a Claim is covered by more than one Coverage Part, the Limit of Liability available for all Loss on account of such Claim shall not exceed the single largest Aggregate Limit of Liability of the applicable Coverage Parts. All such Loss shall be part of, and not in addition to, the amount stated in ITEM 3.(A) of the Declarations as the Maximum Aggregate Limit of Liability for all Loss, excess of the applicable Retention(s), from all Claims for which this Policy provides coverage. In the event a Claim is covered by more than one Coverage Part, then the Company shall allocate any resulting Loss to each such applicable Coverage Part based on the relative legal and financial exposures.

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Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
202B Hall's Mill Road	General Terms and Conditions
Whitehouse Station, NJ 08889

(C)	Defense Costs are part of, and not in addition to, the Limits of Liability set forth in ITEMS 3.(A) and 3. (B ) of the Declarations, and the payment by the Company of Defense Costs shall reduce and may exhaust such Limits of Liability. Defense Costs shall be applied against the applicable Retention(s) set forth in ITEM 3.(B) of the Declarations.

(D)	The Limit of Liability available for any Coverage Part during the Extended Reporting Period, if exercised, shall be the remaining portion, if any, of the Aggregate Limit of Liability provided in the immediately preceding Policy Period for such Coverage Part, subject to the remaining portion, if any, of the Maximum Aggregate Limit of Liability provided in the immediately preceding Policy Period for all Loss from all Claims under this Policy.

(E)	The Company’s liability under each Coverage Part shall apply only to that part of each Loss, which is excess of the applicable Retention(s) for such Coverage Part set forth in ITEM 3.(B) of the Declarations, and such Retention(s) shall be borne by the Insured uninsured and at the Insured’s own risk.

No Retention(s) shall apply to any Non-indemnifiable Loss covered under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased.

In the event that any Insured is unwilling or unable to bear the applicable Retention(s), it shall be the obligation of the Named Organization to bear such Retention(s) uninsured and at its own risk.

(F)	In the event a Claim is covered by more than one Coverage Part, then the applicable Retention(s) will be applied separately to each part of such Claim, and the sum of such Retention(s) will not exceed the single largest Retention under the applicable Coverage Parts set forth in ITEM 3.(B) of the Declarations.

(G)	The Insureds shall bear uninsured and at their own risk that percentage of all Loss (excess of the applicable Retention(s)) specified as the Coinsurance Percentage in ITEM 4. of the Declarations, and the Company’s liability shall apply only to the remaining percentage of such Loss.

(H)	All Related Claims shall be treated as a single Claim first made on the date the earliest of such Related Claims was first made, or on the date the earliest of such Related Claims is treated as having been made in accordance with paragraphs (B) or (C) of Section VI. REPORTING, regardless of whether such date is before or during the Policy Period.

VI.	REPORTING

(A)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any Claim as soon as practicable, but in no event later than:

(1)	sixty (60) days after the effective date of the expiration or termination of this Policy, if no Extended Reporting Period is elected; or

(2)	the expiration date of the Extended Reporting Period, if elected,

provided that if the Company sends written notice to the Named Organization, stating that this Policy is being terminated for nonpayment of premium, the Insured shall give to the Company written notice of such Claim prior to the effective date of such termination.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(B)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the Policy Period an Insured:

(1)	becomes aware of circumstances which could give rise to a Claim and gives written notice of such circumstances to the Company during the Policy Period;

(2)	receives a written request to toll or waive a statute of limitations applicable to a Wrongful Act and gives written notice of such request and of such Wrongful Act to the Company during the Policy Period; or

(3)	with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a Settlement Program Notice,

then any Claim subsequently arising from such circumstances, request, or Settlement Program Notice, shall be deemed to have been first made during the Policy Period in which the written notice described in VI.(B)(1),(2), or (3) above was first given to the Company, provided the Insured gives to the Company written notice of such subsequent Claim as soon as practicable, but in no event later than sixty (60) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent Claim is actually made.

(C)	With respect to the Employment Practices Liability Coverage Part, if purchased, if during the Policy Period any Insured becomes aware of a Potential Claim, and the Insured during the Policy Period:

(1)	gives the Company written notice of such Potential Claim; and

(2)	requests coverage under the Employment Practices Liability Coverage Part for any Claim subsequently resulting from such Potential Claim,

then any Claim subsequently arising from such Potential Claim shall be deemed to have been first made during the Policy Period in which written notice of such Potential Claim was first given to the Company, provided the Insured gives to the Company written notice of any such subsequent Claim as soon as practicable, but in no event later than sixty (60) days after such Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

(D)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company such information, assistance and cooperation as the Company may reasonably require, and shall include in any notice under paragraphs (A), (B) or (C) of this Section VI. a description of the Claim, circumstances, request, Settlement Program Notice or Potential Claim, the nature of any alleged Wrongful Act or circumstances, the nature of the alleged or potential damage that may result from such Claim, circumstances, request, Settlement Program Notice, or Potential Claim, the names of all actual or potential claimants, the names of all actual or potential defendants, the manner in which such Insured first became aware of the Claim, circumstances, request, Settlement Program Notice, or Potential Claim, and with respect to notices of Potential Claims under paragraph (C) above, the consequences which have resulted or may result from such Potential Claim.

VII.	DEFENSE AND SETTLEMENT

(A)	It shall be the duty of the Insured and not the duty of the Company to defend Claims made against the Insured. The Insured shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

(B)	The Insured agrees not to settle or offer to settle any Claim, incur any Defense Costs or otherwise assume any contractual obligation or admit any liability with respect to any Claim without the Company’s prior written consent, which shall not be unreasonably withheld. The Company shall not be liable for any settlement, any Defense Costs, any element of Loss incurred, any obligation assumed, or any admission made, by any Insured without the Company’s prior written consent. Notwithstanding the foregoing, the Insured may settle any Claim without the Company’s prior written consent, if the total Loss inclusive of Defense Costs resulting from the settlement of such Claim does not exceed fifty percent (50%) of the applicable Retention(s); provided the Insured must promptly advise the Company of any such settlement, and provide any information in connection therewith that the Company reasonably requests.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(C)	The Company may make any investigation it deems necessary and the Insured agrees to provide the Company with all information, assistance and cooperation which the Company reasonably requests with respect to any Claim. The Insured further agrees that, in the event of a Claim, the Insured shall do nothing that may prejudice the Company’s position or its potential or actual rights of recovery.

(D)	With respect to any Claim that appears reasonably likely to be covered in whole or in part under this Policy, the Company shall have the right and shall be given the opportunity to associate effectively with the Insured regarding the investigation, defense and settlement of such Claim.

(E)	As a condition of advancement of Defense Costs, the Company may, at its sole option, require a written undertaking on terms and conditions satisfactory to the Company guaranteeing the repayment of any amounts paid to or on behalf of any Insured if it is determined that any such amounts incurred by such Insured were not covered.

VIII.	ALLOCATION

(A)	If in any Claim, both Loss covered by this Policy and loss not covered by this Policy are incurred, either because such Claim against an Insured includes both covered and noncovered matters or because such Claim is made against both an Insured and others, then the Insured and the Company shall allocate such amount between covered Loss and noncovered loss based upon the relative legal and financial exposures of the parties to covered and noncovered matters and, in the event of a settlement in such Claim, also based upon the relative benefits to the parties from such settlement. There shall be no coverage under this Policy for the portion of such amount allocated to noncovered loss.

(B)	If the Insured and the Company agree on an allocation of Defense Costs, then the Company shall advance on a current basis Defense Costs allocated to covered Loss. If the Insured and the Company cannot agree on an allocation:

(1)	no presumption as to allocation shall exist in any arbitration, suit or other proceeding;

(2)	the Company shall advance on a current basis Defense Costs which the Company believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined; and

(3)	the Company, if requested by the Insured, shall submit the dispute to binding arbitration. The rules of the American Arbitration Association shall apply except with respect to the selection of the arbitration panel, which shall consist of one arbitrator selected by the Insured, one arbitrator selected by the Company, and a third independent arbitrator selected by the first two arbitrators.

(C)	Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim.

IX.	PRIORITY OF PAYMENTS

In the event of Loss for which payment is due under this Policy but which Loss, in the aggregate, exceeds the remaining available Limit of Liability for the Policy or Coverage Part under which such Loss is payable, the Company shall:

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(A)	first pay any Non-indemnifiable Loss and any Loss for which coverage is due to a Plan under the Fiduciary Liability Coverage Part, if purchased; and

(B)	then to the extent of any remaining amount of the Limit of Liability available after payment under (A) above, pay such other Loss for which coverage is provided under any other Insuring Clause in the Policy.

Except as otherwise provided in this Section IX., the Company may pay Loss as it becomes due without regard to the potential for other future payment obligations under this Policy.

X.	OTHER INSURANCE

(A)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if any Loss under this Policy is insured under any other valid and collectible insurance, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the applicable retention (or deductible) and limit of liability under such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

(B)	With respect to the Employment Practices Liability Coverage Part, if purchased, the coverage afforded for any Loss under the Employment Practices Liability Coverage Part, if purchased, shall be primary; provided that with respect to that portion of a Claim made against any leased or temporary employee, Loss, including Defense Costs, payable on behalf of such leased or temporary employee under the Employment Practices Liability Coverage Part will be specifically excess of and will not contribute with any other valid and collectible insurance, including but not limited to any other insurance under which there is a duty to defend, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limit of Liability applicable to the Employment Practices Liability Coverage Part.

XI.	CHANGES IN EXPOSURE

(A)	CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY

(1)	If, during the Policy Period, any Organization:

(a)	creates another entity, so that as a result of such creation, such other entity becomes a Subsidiary;

(b)	acquires securities or voting rights in another entity, which as a result of such acquisition, such other entity becomes a Subsidiary; or

(c)	merges or consolidates with another entity such that the Organization is the surviving entity,

then subject to the provisions of XI.(A)(2) below, such Subsidiary or other entity and any Insured Persons thereof shall be Insureds under this Policy, provided that there shall be no coverage for any Wrongful Acts by such Insureds which occurred in whole or in part before the effective date of such creation, acquisition, merger or consolidation.

(2)	If either the total assets under management or gross annual revenues of any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above exceed twenty-five percent (25%) of the assets under management or gross annual revenues of the Organization as of the effective date of such creation, acquisition, merger or consolidation, then the Named Organization shall give written notice of such creation, acquisition, merger or consolidation to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation, together with such other information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above, and for the Insured Persons of such Subsidiary or entity, shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Insured fails to give such notice within the time specified in this paragraph XI. (A)(2), or fails to pay the additional premium required by the Company, then coverage for such created or acquired Subsidiary or merged or consolidated entity and any Insured Persons thereof shall terminate with respect to Claims first made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(B)	CESSATION OF SUBSIDIARY

In the event an entity ceases to be a Subsidiary before or during the Policy Period, then coverage with respect to such Subsidiary and its Insured Persons shall continue until termination of this Policy, but only with respect to Claims for Wrongful Acts committed, attempted or allegedly committed or attempted while such entity was a Subsidiary.

(C)	ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT

If:

(1)	the Named Organization merges into or consolidates with another entity and the Named Organization is not the surviving entity;

(2)	another entity, person or group of entities and/or persons acting in concert acquires securities or voting rights which result in ownership or voting control by such other entity, persons or group, of more than fifty percent (50%) of the outstanding securities or voting rights of the Named Organization; or

(3)	Financial Impairment of the Named Organization occurs,

then coverage under this Policy shall continue until termination of this Policy in accordance with paragraph (B) of Section XIII, TERMINATION OF POLICY, but only with respect to Claims for Wrongful Acts committed, attempted or allegedly committed or attempted before the effective date of such merger, consolidation, acquisition or Financial Impairment. Upon the occurrence of any event described in XI. (C)(1) through XI.(C)(3) above, the entire premium for this Policy shall be deemed fully earned.

XII.	REPRESENTATIONS AND SEVERABILITY

(A)	The Insureds acknowledge and agree that, in issuing this Policy, the Company has relied on all statements, representations and information contained in the Application as the basis for this Policy and that such statements, representations and information:

(1)	are true and accurate;

(2)	were made or provided in order to induce the Company to issue this Policy; and

(3)	are material to the Company’s acceptance of the risk to which this Policy applies.

(B)	In the event that the Application contains any misrepresentations, untruthful information or inaccurate statements made with the actual intent to deceive or which materially affect the acceptance of the risk or the hazard assumed by the Company, and there is a Claim made based upon, arising from, or attributable to, any such misrepresentations, untruths or inaccuracies, no coverage shall be afforded under this Policy for such Claim as to any Insured Person who knew of such misrepresentations, untruths or inaccuracies, or to any Insured Entity to which such statements are imputed.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

(C)	For purposes of Subsection XII.(B) above:

(1)	the knowledge of any Insured Person who is a past, present or future chief executive officer, chief financial officer, president, managing partner, managing member, in-ho use general counsel, chief compliance officer, or chief operating officer of an Insured Entity shall be imputed to such Insured Entity and any of its Subsidiaries;

(2)	the knowledge of the persons who signed the Application shall be imputed to all Insured Entities; and

(3)	the knowledge of any Insured Person shall not impute to any other Insured Person.

(D)	The Company shall not be entitled under any circumstances to rescind this Policy.

XIII.	TERMINATION OF POLICY

(A)	The Company may not cancel this Policy except for non-payment of premium as set forth in XIII.(B)(3) below.

(B)	This Policy shall terminate at the earliest of the following times:

(1)	upon receipt by the Company of written notice of termination from the Named Organization; provided that this Policy may not be terminated by the Named Organization after the effective date of any event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT;

(2)	upon expiration of the Policy Period as set forth in ITEM 2.(B) of the Declarations; or

(3)	twenty (20) days after receipt by the Named Organization of a written notice of termination from the Company for non-payment of premium, unless the premium is paid within such twenty (20) day period.

(C)	The Company shall refund the unearned premium computed at customary short rates if this Policy is terminated by the Named Organization. Under any other circumstances the refund shall be computed pro rata. Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

XIV.	TERRITORY

Coverage shall extend to Claims made and Wrongful Acts committed anywhere in the world.

XV.	NOTICE

Notice to the Company under Section VI. REPORTING shall be given in writing to the address in ITEM 7.(A) of the Declarations. Any such notice shall be effective on the date of receipt by the Company at such address.

All other notices to the Company shall be given in writing to the address in ITEM 7.(B) of the Declarations.

XVI.	VALUATION AND FOREIGN CURRENCY

All premiums, limits, Retention(s), Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If a judgment is rendered, a settlement is denominated or any element of Loss under this Policy is stated in a currency other than United States dollars, then payment under this Policy shall be made in United States dollars at the rate of exchange published in The Wall Street Journal on the date the judgment becomes final, the amount of the settlement is agreed upon or the element of Loss is due, respectively.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb General Terms and Conditions

XVII.	SUBROGATION

In the event of any payment under this Policy, the Company shall be subrogated to the extent of such payment to the Insureds’ rights of recovery. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Company effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

XVIII.	ACTION AGAINST THE COMPANY

No action may be taken against the Company unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or entity shall have any right under this Policy to join the Company as a party to any action against any Insured to determine such Insured’s liability, nor shall the Company be impleaded by such Insured or legal representatives of such Insured.

XIX.	ALTERATION AND ASSIGNMENT

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by a duly authorized representative of the Company.

XX.	BANKRUPTCY

Bankruptcy or insolvency of any Insured shall not relieve the Company of its obligations nor deprive the Company of its rights or defenses under this Policy.

XXI.	NAMED ORGANIZATION RIGHTS AND OBLIGATIONS

By acceptance of this Policy, the Named Organization agrees that it shall be considered the sole agent of, and shall act on behalf of, each Insured with respect to the payment of premiums and the receiving of any return premiums that may become due under this Policy; the negotiation, agreement to and acceptance of endorsements; the giving or receiving of any notice provided for in this Policy; the adjustment of loss amounts; and the receipt or enforcement of payment of loss (and the Named Organization further agrees that it shall be responsible for application of any such payment as provided in this Policy). Each Insured agrees that the Named Organization shall act on each such Insured’s behalf with respect to all such matters.

XXII.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the Company from providing insurance.

XXIII.	HEADINGS

The descriptions in the headings and subheadings of this Policy are solely for convenience and form no part of the terms and conditions of coverage.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	INSURING CLAUSES

Insuring Clause (A): Separate Account and Sub-Advisory Liability Coverage

(A)	The Company shall pay, on behalf of an Investment Adviser, Loss which such Investment Adviser becomes legally obligated to pay on account of any Claim first made against such Investment Adviser during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, in the performance of or failure to perform Investment Adviser Services for or on behalf of any client other than a pooled investment vehicle (except in the capacity as a sub-adviser) before or during the Policy Period.

Insuring Clause (B): Fund Adviser Liability Coverage

(B)	The Company shall pay, on behalf of an Investment Adviser, Loss which such Investment Adviser becomes legally obligated to pay on account of any Claim first made against such Investment Adviser during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, in the performance of or failure to perform Investment Adviser Services for or on behalf of an Investment Fund, before or during the Policy Period.

Insuring Clause (C): Fund Service Provider Liability Coverage

(C)	The Company shall pay, on behalf of a Fund Service Provider, Loss which such Fund Service Provider becomes legally obligated to pay on account of any Claim first made against such Fund Service Provider during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Fund Service Provider, in the performance of or failure to perform Fund Services for or on behalf of an Investment Fund, before or during the Policy Period.

II.	DEFINITIONS

When used in this Coverage Part:

(A)	Administrator means any Organization that has a contract with an Investment Fund to provide administrative functions to such Investment Fund.

(B)	Claim means:

(1)	a written demand for monetary damages or non-monetary relief;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading;

(3)	an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

(4)	a criminal proceeding commenced by the return of an indictment, information, or similar document; or

(5)	a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, entry of a formal order of investigation, or similar document, against an Insured for a Wrongful Act, including any appeal therefrom.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an Insured.

(C)	Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred in defending any Claim and the premium for appeal, attachment or similar bonds.

(D)	Distributor means any Organization that has a contract with an Investment Fund to serve as the principal underwriter to an Investment Fund, whether acting as principal or agent of the Investment Fund or as an intermediary in connection with the distribution or sale of shares of the Investment Fund.

(E)	Fund Service Provider means:

(1)	any Organization that is the Administrator, Distributor, or Transfer Agent of an Investment Fund; or

(2)	any Insured Person of any Organization identified in (E)(1) above, but solely in his or her capacity as an Executive or Employee of such Organization.

(F)	Fund Services means those services performed or required to be performed by a Fund Service Provider solely in its capacity as an Administrator, Distributor, or Transfer Agent for or on behalf of an Investment Fund pursuant to a written contract with such Investment Fund.

(G)	Insured means any Investment Adviser and any Fund Service Provider.

(H)	Insured Person means any Executive of an Investment Adviser or Fund Service Provider or any Employee of an Investment Adviser or Fund Service Provider, solely in his or her capacity as such.

(I)	Investment Adviser means:

(1)	any Organization that is registered as an adviser under the Investment Advisers Act of 1940, solely in its capacity as such; and

(2)	any Insured Person of any Organization identified in (I)(1) above, but solely in his or her capacity as an Executive or Employee of such Organization.

(J)	Investment Adviser Services means:

(1)	financial, economic, or investment advice regarding investments in securities;

(2)	investment management, administrative services, portfolio management and asset allocation services performed;

(3)	the selection and oversight of investment advisers or outside service providers; and

(4)	any of the activities or services identified in (J)(1), (J)(2), or (J)(3) above, while performed in the capacity of a fiduciary pursuant to ERISA,

for or on behalf of a client pursuant to a written contract between such client and an Investment Adviser for consideration; and

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

(5)	the publication of written material, whether in tangible or electronic format, in connection with any of the activities or services identified in (J)(1), (J)(2), (J)(3) or (J)(4) above.

(K)	Investment Fund means:

(1)	any investment company registered under the Investment Company Act of 1940; or

(2)	any pooled investment vehicle that is listed in the Schedule of Investment Funds Endorsement attached to this Policy.

An Investment Fund is not an Insured under this Coverage Part.

(L)	Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief, or any regulatory or administrative directive;

(2)	taxes imposed on an Insured, fines or penalties, except as provided above with respect to punitive, exemplary or multiplied damages;

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, or fees of Insured Persons; or

(5)	that portion of Loss that represents the return of fees, charges, commissions or other compensation paid to an Insured.

(M)	Transfer Agent means any Organization that records the original issuance, redemption, or transfer of interests in the capital of an Investment Fund.

(N)	Wrongful Act means:

(1)	for purposes of Insuring Clauses (A) and (B):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable; or

(b)	any actual or alleged violation of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes, by an Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, but only in connection with the Investment Adviser’s performing or failure to perform Investment Adviser Services; and

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

(2)	for purposes of Insuring Clause (C):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by a Fund Service Provider; or

(b)	any actual or alleged violation of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes, by a Fund Service Provider, but only in connection with such Fund Service Provider’s performing or failure to perform Fund Services.

III.	EXCLUSIONS

The Company shall not be liable for Loss on account of any Claim under this Coverage Part:

(A)	based upon, arising from, or in consequence of Prior Notice;

(B)	based upon, arising from, or in consequence of Pending or Prior Litigation;

(C)	brought or maintained by or on behalf of any Insured in any capacity, or by any entity that owns more than 50% of the outstanding securities of the Named Organization; provided this Exclusion III.(C) shall not apply to Loss on account of any Claim brought or maintained:

(1)	by an Insured Person where such person was provided with or entitled to be provided with Investment Adviser Services and is bringing such Claim solely in his or her capacity as a client of the Investment Adviser and without the solicitation, assistance or participation of any other Insured;

(2)	by an Insured Person for contribution or indemnity, if such Claim directly results from another Claim covered under this Coverage Part;

(3)	by a bankruptcy or insolvency trustee, examiner, receiver, any assignee of such trustee, examiner or receiver, or any creditors’ committee appointed to take control of, supervise, manage or liquidate the Named Organization; or

(4)	by an Insured Person if such Insured Person has not served in the capacity of an Insured Person within any of the three (3) years immediately preceding the date the Claim was made, and such Claim is brought and maintained without the solicitation, assistance, participation, or intervention of any other Insured;

(D)	based upon, arising from, or in consequence of Pollution or a Biological Event; provided this Exclusion III.(D) shall not apply to Loss on account of any Claim brought by a client of an Investment Adviser in connection with Investment Adviser Services, if such Loss is allegedly as a result of Pollution or a Biological Event;

(E)	for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this Exclusion III.(E) shall not apply to Loss on account of any Claim for emotional distress or mental anguish arising solely from an Insured’s performing or failure to perform Investment Adviser Services or Fund Services;

(F)	for damage to or destruction of any data or tangible property, including loss of use thereof; provided this Exclusion III.(F) shall not apply to Loss on account of any Claim arising from damage to, destruction of, loss of, or loss of use of, client records in an Insured’s possession;

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

(G)	for any actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured;

(H)	for libel, slander, disparagement, wrongful termination of employment, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery; provided this Exclusion III.(H) shall not apply to Loss on account of any Claim brought by a client for libel, slander, or disparagement arising solely from an Insured’s performing or failure to perform Investment Adviser Services or Fund Services;

(I)	for an Insured’s liability under any contract or agreement, regardless of whether such liability is director assumed; provided this Exclusion III.(I) shall not apply to:

(1)	Loss on account of any Claim brought by or on behalf of a client of the Insured in the client’s capacity as such; or

(2)	liability that would attach to an Insured even in the absence of a contract or agreement;

(J)	for the inability of any bank or banking firm, custodian, or securities or commodities broker or dealer, to make any payment, or the inability of any such entity or person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to Defense Costs;

(K)	based upon, arising from, or in consequence of performing or the failure to perform of any investment banking services, including but not limited to any advice in connection with corporate mergers, acquisitions, restructurings, divestitures, issuance of securities, syndication or similar activities; provided this Exclusion III.(K) shall not apply to Loss on account of any Claim brought by a client, arising from the performance of Investment Adviser Services or Fund Services by an Insured for such client, as long as neither the Insured nor the client is a party to or participant in the investment banking transaction;

(L)	based upon, arising from, or in consequence of an Insured’s performing or failure to perform property management services, real estate appraisal services, or real estate development services;

(M)	based upon, arising from or in consequence of any Insured acting as a securities or commodities broker or dealer, or securities underwriter; provided this Exclusion III.(M) shall not apply to Loss on account of any Claim against a Fund Service Provider acting in its capacity as a Distributor, other than with respect to such Distributor’s distributions or sales to the general public;

(N)	for any Wrongful Act of an Insured Person in his or her capacity as a director, officer, manager, managing partner, trustee, regent, governor, partner, general partner, managing general partner, or employee of any entity other than an Organization that is an Investment Adviser or Fund Service Provider;

(O)	for any Wrongful Act committed, attempted, or allegedly committed or attempted by a Subsidiary or any Insured Person of a Subsidiary during any time when such entity was not a Subsidiary;

(P)	based upon, arising from, or in consequence of:

(1)	any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)	an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a judgment or final adjudication in any proceeding establishes the gaining of such profit, remuneration or advantage.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Professional Liability Coverage Part

For purposes of these Exclusions III.(P)(1) and III.(P)(2) above:

(a)	If:

(i)	an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

(ii)	by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an Insured admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(P)(1) or III.(P)(2) above, then the facts, charges or allegations to which such Insured has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b)	No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an Executive of an Organization shall be imputed to such Organization.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	INSURING CLAUSES

Insuring Clause (A): Directors, Officers, and Trustees Liability Coverage

(A)	The Company shall pay, on behalf of each of the Insured Persons, Loss for which the Insured Person is not indemnified by an Investment Company and which the Insured Person becomes legally obligated to pay on account of any Claim first made against the Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person before or during the Policy Period.

Insuring Clause (B): Directors, Officers, and Trustees Indemnification Coverage

(B)	The Company shall pay, on behalf of an Investment Company, Loss for which such Investment Company grants indemnification to an Insured Person, and which the Insured Person becomes legally obligated to pay on account of any Claim first made against the Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person before or during the Policy Period.

Insuring Clause (C): Investment Company Liability Coverage

(C)	The Company shall pay, on behalf of an Investment Company, Loss which such Investment Company becomes legally obligated to pay on account of any Claim first made against the Investment Company during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Investment Company or by any natural person or entity for whose acts the Investment Company becomes legally liable, before or during the Policy Period.

II.	DEFINITIONS

When used in this Coverage Part:

(A)	Claim means:

(1)	a written demand for monetary damages or non-monetary relief;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading;

(3)	an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

(4)	a criminal proceeding commenced by the return of an indictment, information or similar document; or

(5)	a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, order of investigation, or similar document,

against an Insured for a Wrongful Act, including any appeal therefrom.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an Insured.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(B)	Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of an Insured Entity) incurred in defending any Claim and the premium for appeal, attachment or similar bonds.

(C)	Independent Director means any Insured Person who is not an “Interested Person” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

(D)	Insured means any Investment Company and any Insured Person.

(E)	Insured Person means any Executive of an Investment Company solely in his or her capacity as such.

(F)	Investment Company means:

(1)	any investment company registered under the Investment Company Act of 1940 and that is listed in the Schedule of Investment Companies endorsed to this Coverage Part;

(2)	any series or portfolio(s) of any entity in (F)(1) above, existing as of the Inception Date of this Policy;

(3)	any newly created investment company or newly created series or portfolio(s) of any entity in (F)(1) above, but solely pursuant to the terms set forth below in Subsection IV.(A), NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS; or

(4)	any investment company registered under the Investment Company Act of 1940 and that is listed in the Schedule of Terminated Investment Companies endorsed to this Coverage Part, but only for Wrongful Acts occurring before the corresponding Effective Date of Termination for each such Terminated Investment Company as shown in the Schedule of Terminated Investment Companies Endorsement.

(G)	Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief or any regulatory or administrative directive;

(2)	taxes imposed on an Insured, fines or penalties, except as provided above with respect to punitive, exemplary, or multiplied damages;

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, commissions, or fees of Insured Persons; or

(5)	that portion of Loss that represents the return of fees, charges, commissions or other compensation paid to an Insured.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(H)	Wrongful Act means:

(1)	for purposes of Insuring Clauses (A) and (B):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an Insured Person in his or her capacity as such; or

(b)	any other matter claimed against an Insured Person solely by reason of serving in his or her capacity as such; and

(2)	for purposes of Insuring Clause (C): any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any Investment Company or by any natural person or entity for whose acts such Investment Company becomes legally liable, including any actual or alleged violation of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes.

III.	EXCLUSIONS

The Company shall not be liable for Loss on account of any Claim under this Coverage Part:

(A)	based upon, arising from, or in consequence of Prior Notice;

(B)	based upon, arising from, or in consequence of Pending or Prior Litigation;

(C)	brought or maintained by or on behalf of any Insured in any capacity; provided this Exclusion III.(C) shall not apply to Loss on account of any Claim:

(1)	brought or maintained derivatively on behalf of an Investment Company by one or more securityholders of such Investment Company; provided such Claim is brought and maintained without any assistance or participation of, or solicitation by any Insured Person, other than assistance, participation or solicitation for which 18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any similar “whistleblower” protection provision of any applicable federal, state, local or foreign securities law, affords protection to such Insured Person;

(2)	brought or maintained by an Insured Person for contribution or indemnity, if such Claim directly results from another Claim covered under this Coverage Part;

(3)	brought or maintained by a bankruptcy trustee, receiver, liquidator, conservator, rehabilitator or similar official or assignee of such official who has been appointed to take control of, supervise, manage or liquidate an Investment Company in the context of a bankruptcy proceeding by or against such Investment Company pursuant to Chapter 7 or Chapter 11 of the United States Bankruptcy Code, as amended, or pursuant to the Investment Company Act of 1940;

(4)	brought or maintained by an Insured Person if such Insured Person has not served in the capacity of an Insured Person within any of the three (3) years immediately preceding the d ate the Claim was made, and such Claim is brought and maintained without the solicitation, assistance, participation, or intervention of any other Insured;

(5)	by an Insured where the failure to make such Claim would result in legal liability of such Insured; or

(6)	brought or maintained by an Insured against:

(a)	an Independent Director; or

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(b)	an Investment Company and an Independent Director, so long as at least one Independent Director is and remains a codefendant in the Claim;

provided such Claim is a bonafide claim and is brought without the solicitation, assistance or participation of any other Insured;

(D)	based upon, arising from, or in consequence of Pollution or a Biological Event; provided this Exclusion III.(D) shall not apply to Loss on account of any Claim brought by or on behalf of a securityholder of an Investment Company based upon, arising from or in consequence of the diminution in value of any securities owned by such Investment Company if such diminution in value is allegedly as a result of Pollution or a Biological Event;

(E)	for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this Exclusion III.(E) shall not apply to Loss on account of any Claim for emotional distress or mental anguish brought by a securityholder of an Investment Company;

(F)	for damage to or destruction of any data or tangible property including loss of use thereof; provided this Exclusion III.(F) shall not apply to Loss on account of any Claim arising from damage to, destruction of, loss of, or loss of use of shareholder records;

(G)	for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured;

(H)	for libel, slander, disparagement, wrongful termination of employment, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery ; provided this Exclusion III.(H) shall not apply to Loss on account of any Claim for libel, slander or disparagement brought by a securityholder or a service provider of an Investment Company;

(I)	for an Insured’s liability under any contract or agreement, whether direct or assumed; provided this Exclusion III.(I) shall not apply to:

(1)	Loss on account of any Claim brought by or on behalf of a securityholder or service provider of an Investment Company, in their respective capacities as such; or

(2)	to liability that would attach to an Insured even in the absence of a contract or agreement;

(J)	for the inability of any bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or natural person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to Defense Costs;

(K)	for any Wrongful Act of an Insured Person in his or her capacity as a director, officer, manager, trustee, regent, governor, partner, or employee of any entity other than an Investment Company;

(L)	based upon, arising from, or in consequence of:

(1)	any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)	an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a judgment or final adjudication in any proceeding establishes t he gaining of such profit, remuneration or advantage.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

For purposes of these Exclusions III.(L)(1) and III.(L)(2):

(a)	If :

(i)	an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

(ii)	by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an Insured admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(L)(1) and III.(L)(2) above, then the facts, charges or allegations to which such Insured has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b)	No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an Executive of an Investment Company, other than an Independent Director, shall be imputed to such Investment Company.

IV.	CHANGES IN EXPOSURE

(A)	NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS

If, during the Policy Period, an Organization:

(1)	files a notification of registration under the Investment Company Act of 1940, for a newly created investment company; or

(2)	amends a registration statement to add a newly created series or portfolio(s) of an Investment Company,

then such newly created investment company, series or portfolio(s) shall be deemed an Investment Company and any natural person, who was, now is or shall become an Executive of such investment company, series or portfolio(s) shall be an Insured Person under this Coverage Part, including for Wrongful Acts committed, attempted or allegedly committed or attempted in the registration and filing process for such newly created investment company, series or portfolio(s). The Company agrees to waive any additional premium, written notice, or any information due as respects such newly created investment company, series or portfolio(s) for the remainder of the Policy Period.

(B)	MERGER WITH ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Investment Company is the survivor, successor or resulting entity in a merger with, consolidation with or reorganization of one or more investment companies (other than any Investment Company) registered under the Investment Company Act of 1940 (a “Merger”), then:

(1)	if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are equal to or less than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then coverage for each Investment Company participating in the Merger(s) and its Insured Persons shall continue for the remainder of the Policy Period; or

(2)	if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are greater than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then the Named Organization shall give written notice to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of the Merger (or if more than one Merger occurs as part of the same transaction, deal or event, the earliest of the effective dates of all Mergers)(“Effective Date”), together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such Investment Company participating in a Merger shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for each such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than thirty (30) days after the Effective Date.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(C)	ACQUISITION OF ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Organization becomes the investment adviser (other than a sub-adviser) to an investment company registered under the Investment Company Act of 1940, that is not an Investment Company (an “Acquisition”), then:

(1)	if the total assets of all investment companies being acquired as part of the same Acquisition transaction, deal or event are equal to or less than the amount shown in ITEM 6(A) of the Declarations, as of the month-end immediately preceding the effective date of the Acquisition, then each such acquired investment company shall become an Investment Company as of the effective date of t he Acquisition, but only for Wrongful Acts occurring after such effective date; or

(2)	if the total assets of all investment companies being acquired as part of the same transaction, deal or event are greater than the amount shown in ITEM 6.(A). of the Declarations, as computed based upon the month-end net asset balances of all such investment companies as of the month-end immediately preceding the effective date of the Acquisition, then the Named Organization shall give written no tice to the Company as soon as practicable, but in no event later than thirty (30) days after shareholder approval of the Acquisition, together with such information as the Company may require, and shall p ay any reasonable additional premium required by the Company. Coverage for such Investment Company participating in an Acquisition shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or f ails to pay the additional premium required by the Company, then coverage for such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than thirty (30) days after the effective date of the Acquisition.

(D)	CESSATION OF INVESTMENT COMPANIES

If, during the Policy Period:

(1)	an Investment Company merges into, consolidates with, or transfers all its assets to a recipient that is not an Investment Company such that the Investment Company is not the survivor, successor or resulting entity;

(2)	an investment adviser that is not an Organization becomes the investment adviser (other than a sub- adviser) to an Investment Company, or

(3)	an Investment Company deregisters under the Investment Company Act of 1940,

then coverage for such Investment Company and its Insured Persons shall continue until termination of this Policy, but only with respect to Claims for Wrongful Acts occurring before the effective d ate of any event described in paragraphs (D)(1), (D)(2) or (D)(3) above.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Investment Company Coverage Part

(E)	NAME CHANGE OF AN INVESTMENT COMPANY

If, during the Policy Period, an Investment Company changes its legal name in accordance with the organizational documents of such Investment Company and, if applicable, in accordance with state law, and such name change does not occur in connection with any of the transactions described in any of the subsections above in this Section IV., CHANGES IN EXPOSURE, or any similar transactions, then such Investment Company shall automatically qualify as an Investment Company under its new name, in addition to its prior name.

V.	ADDITIONAL LIMIT OF LIABILITY FOR INDEPENDENT DIRECTORS (OPTIONAL)

(A)	If the Additional Limit of Liability for Independent Directors is purchased for this Coverage Part, as indicated in ITEM 3.(D) of the Declarations, then solely with respect to Loss resulting from any Claims made against Independent Directors, the Company shall provide an additional Limit of Liability in the amount indicated in ITEM 3.(D) of the Declarations, which limit is in addition to and not part of the Aggregate Limit of Liability for this Coverage Part and the Maximum Aggregate Limit of Liability for the Policy as set forth in the Declarations. Such Additional Limit of Liability for Independent Directors shall be excess of the Aggregate Limit of Liability for this Coverage Part.

(B)	The Additional Limit of Liability for Independent Directors as indicated in ITEM 3.(D) of the Declarations shall be the maximum Additional Limit of Liability of the Company for Loss resulting from all Claims made against all Independent Directors under either or both this Coverage Part and the Private Fund Coverage Part, if elected.

(C)	The Additional Limit of Liability for Independent Directors shall be excess of the applicable Retention, Coinsurance Percentage, and the Aggregate Limit of Liability for this Coverage Part.

(D)	In addition to and not in limitation of Section X. OTHER INSURANCE, of the General Terms and Conditions, the Additional Limit of Liability for Independent Directors shall be excess of any insurance available that is specifically excess to this Coverage Part and such excess insurance must be completely exhausted by payment of loss, damages or defense costs thereunder before the Company shall have any obligation to make any payment on account of the Additional Limit of Liability for Independent Directors.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	INSURING CLAUSES

Insuring Clause (A): Fund Entity and Insured Person Liability Coverage

(A)	The Company shall pay, on behalf of a Fund Entity or an Insured Person, Loss which such Insured becomes legally obligated to pay on account of any Claim first made against such Insured, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured or by any natural person or entity for whose acts the Insured becomes legally liable, before or during the Policy Period.

Insuring Clause (B): Fund Manager and Insured Person Professional Liability Coverage

(B)	The Company shall pay, on behalf of a Fund Manager or an Insured Person, Loss which such Insured becomes legally obligated to pay on account of any Claim first made against such Insured during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured or by any natural person or entity for whose acts the Insured becomes legally liable, in the performance of or failure to perform Fund Management Services, before or during the Policy Period.

Insuring Clause (C): Outside Directorship Liability Coverage

(C)	The Company shall pay, on behalf of an Insured Person, Loss which such Insured Person becomes legally obligated to pay on account of any Claim first made against such Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person while acting in an Outside Capacity, before or during the Policy Period; provided that coverage under this Insuring Clause (C) shall be specifically excess of any indemnity (other than the indemnity provided by the Fund Entity) and insurance available to such Insured Person by reason of serving in an Outside Capacity, including any indemnity or insurance available from or provided by the Outside Entity.

II.	DEFINITIONS

When used in this Coverage Part:

(A)	Advisory Board Member means any natural person who was, now is or shall become a member of any board or committee, other than a Board of Directors or Board of Managers, formed pursuant to a partnership agreement, operating agreement or equivalent document or resolution of a Private Fund.

(B)	Claim means:

(1)	a written demand for monetary damages or non-monetary relief;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading;

(3)	an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

(4)	a criminal proceeding commenced by the return of an indictment, information or similar document; or

(5)	a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, entry of a formal order of investigation, or similar document,

against an Insured for a Wrongful Act, including any appeal therefrom.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an Insured.

(C)	Controlling Shareholder shall have the same meaning as the applicable definition or phrase under Section 15 of the Securities Act of 1933, or Section 20(a) of the Securities Exchange Act of 1934, as amended.

(D)	Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of an Insured Entity) incurred in defending any Claim and the premium for appeal, attachment or similar bonds.

(E)	Fund Entity means any:

(1)	Private Fund;

(2)	Investment Holding Company;

(3)	entity which is a general partner, managing general partner, administrative general partner or managing member of a Private Fund or an Investment Holding Company; or

(4)	entity which is a general partner, managing general partner, administrative general partner or managing member of an entity described in (E)(3) above.

(F)	Fund Management Services means:

(1)	the formation, capitalization, operation, management, administration, marketing and solicitation of a Private Fund;

(2)	financial, economic, or investment advice regarding investments in securities for or on behalf of a Private Fund or to a Portfolio Company;

(3)	investment management, portfolio management and asset allocation services performed for or on behalf of a Private Fund;

(4)	the review, analysis, selection, and monitoring of other funds for investment by a Private Fund;

(5)	the selection and oversight of outside service providers and unaffiliated investment advisers for or on behalf of a Private Fund; or

(6)	the investment in, or the formation, capitalization or disposition of, a Portfolio Company, including but not limited to acts performed in the capacity as a Controlling Shareholder of a Portfolio Company.

(G)	Fund Manager means any Organization authorized in the partnership, membership, or operating agreement of, or authorized pursuant to a contract with a Private Fund to provide professional services to or on behalf of a Private Fund.

(H)	Independent Director means any natural person director, trustee, or equivalent position of a Private Fund who:

(1)	is not, and has never been, employed by any Insured Entity;

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

(2)	is not and has never been the spouse or Domestic Partner of any natural person who is, or has ever been, employed by any Insured Entity; and

(3)	does not own more than 5% of any Insured Entity.

(I)	Insured means any Insured Person, any Fund Entity and any Fund Manager.

(J)	Insured Person means:

(1)	solely with respect to Insuring Clause (A):

(a)	any Executive of a Fund Entity or Employee of a Fund Entity, solely in his or her capacity as such; or

(b)	any Advisory Board Member, solely in his or her capacity as such and solely with respect to Loss for which the Fund Entity grants indemnification to such Advisory Board Member;

(2)	solely with respect to Insuring Clause (B): any Executive of a Fund Manager and any Employee of a Fund Manager, solely in his or her capacity as such; and

(3)	solely with respect to Insuring Clause (C): any Executive of a Fund Entity or any Executive of a Fund Manager, solely in his or her Outside Capacity.

(K)	Investment Holding Company means any entity:

(1)	which is created before or during the Policy Period, and whose sole purpose and activity is acquiring or holding debt, equity securities or debentures, for or on behalf of a Private Fund; and

(2)	in which one or more Private Funds or Investment Holding Companies, separately or in combination, previously owned or controlled or currently own or control greater than 50% of the outstanding securities or voting rights representing the present right to vote for election of directors or to select the general partner or managing member of such Investment Holding Company.

Investment Holding Company shall not include any Portfolio Company.

(L)	Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include:

(1)	any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief , any agreement to provide such relief, or any regulatory or administrative directive;

(2)	taxes imposed on an Insured, fines or penalties, except as provided above with respect to punitive, exemplary, or multiplied damages;

(3)	any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, or fees of Insured Persons; or

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

(5)	that portion of Loss that represents the actual principal, interest or other monies either paid, accrued or due as the result of any loan, lease or extension of credit, or equity contribution; or

(6)	that portion of Loss that represents the return of fees, charges, commissions or other compensation paid to an Insured.

(M)	Outside Capacity means service by an Insured Person as a director, trustee, or equivalent position with an Outside Entity at or prior to the Inception Date of this Policy, or during the Policy Period, if service by such Insured Person is, or was, at the specific request or direction of a Fund Entity or Fund Manager;

(N)	Outside Entity means:

(1)	any non-profit corporation, community chest, fund organization or foundation exempt f rom federal income tax as any organization described in Section 501(c)(3), Internal Revenue Code of 1986, as amended;

(2)	any Portfolio Company which is not registered or approved, upon notice of issuance, on a national securities exchange, or not authorized or approved for authorization, upon notice of issuance, for quotation in the NASDAQ system; or

(3)	any Portfolio Company scheduled as an Outside Entity by endorsement to this Coverage Part.

(O)	Portfolio Company means any entity, other than an Investment Holding Company, in which one or more Private Funds or Investment Holding Companies, separately or in combination, previously owned or controlled, currently own or control, or propose to own or control, outstanding debt, equity securities, or debentures.

(P)	Private Fund means:

(1)	any pooled investment vehicle that is listed in the Schedule of Private Funds endorsed to this Coverage Part; or

(2)	any New Fund, but solely pursuant to the terms set forth below in Section V. NEWLY CREATED FUNDS.

(Q)	Wrongful Act means:

(1)	for purposes of Insuring Clause (A):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by a Fund Entity, or by an Insured Person in his or her capacity as such (including but not limited to the performance of Fund Management Services), including any actual or alleged violation of the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes;

(b)	any other matter claimed against an Insured Person solely by reason of serving in his or her capacity as such;

(c)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by a Fund Entity in its capacity as a general partner, managing general partner, administrative general partner or managing member of another Fund Entity; or

(d)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any entity or natural person for whom the Fund Entity becomes legally liable, but solely with respect to such entity or person’s performance of or failure to perform services for or on behalf of a Private Fund;

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

(2)	for purposes of Insuring Clause (B):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any Fund Manager, or by an Executive or Employee of a Fund Manager, in the performance of Fund Management Services, including any actual or alleged violation of the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes; or

(b)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any entity or natural person for whom the Fund Manager becomes legally liable, but solely with respect to such entity or person’s performance of or failure to perform services for or on behalf of a Private Fund; and

(3)	for purposes of Insuring Clause (C): any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an Insured Person in his or her Outside Capacity.

III.	EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

The Company shall not be liable for Loss on account of any Claim under this Coverage Part:

(A)	based upon, arising from, or in consequence of Prior Notice;

(B)	based upon, arising from, or in consequence of Pending or Prior Litigation;

(C)	brought or maintained by or on behalf of any Insured in any capacity, or by any entity that owns more than 50% of the outstanding securities of the Named Organization; provided this Exclusion III.(C) shall not apply to Loss on account of any Claim brought or maintained:

(1)	derivatively on behalf of a Private Fund by one or more securityholders, limited partners or members of such Private Fund; provided such Claim is brought and maintained without any assistance or participation of, or solicitation by any Insured Person, other than assistance, participation or solicitation for which 18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any similar “whistleblower” protection provision of an applicable federal, state, local or foreign securities law, affords protection to such Insured Person;

(2)	by an Insured Person for contribution or indemnity, if such Claim directly results from another Claim covered under this Coverage Part;

(3)	by a bankruptcy or insolvency trustee, examiner, receiver, any assignee of such trustee, examiner or receiver, or any creditors’ committee appointed to take control of, supervise, manage or liquidate a Private Fund or Fund Manager;

(4)	by an Insured Person if such Insured Person has not served in the capacity of an Insured Person within any of the three (3) years immediately preceding the date the Claim was made, and such Claim is brought and maintained without any assistance, participation, or intervention of or solicitation by any other Insured;

(5)	by an Insured where the failure to make such Claim would result in legal liability of such Insured; or

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

(6)	by an Advisory Board Member, but solely in his or her capacity as a shareholder, limited partner or member of a Private Fund, where such Claim is brought without any active solicitation, assistance or participation of any other Insured;

(D)	based upon, arising from, or in consequence of Pollution or a Biological Event; provided this Exclusion III.(D) shall not apply to Loss on account of any Claim brought by or on behalf of an investor in a Private Fund based upon, arising from or in consequence of the diminution in value of any securities owned by such Private Fund if such diminution in value is allegedly as a result of Pollution or a Biological Event;

(E)	for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this Exclusion III.(E) shall not apply to Loss on account of any Claim:

(1)	for emotional distress or mental anguish arising solely from Fund Management Services; or

(2)	brought by an employee of an Outside Entity against an Insured Person serving in an Outside Capacity;

(F)	for damage to or destruction of any data or tangible property including loss of use thereof; provided this Exclusion III.(F) shall not apply to damage to, destruction of, or loss of use of client or investor records in an Insured’s possession;

(G)	for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured;

(H)	for libel, slander, wrongful termination of employment, disparagement, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery ; provided this Exclusion III.(H) shall not apply to libel, slander, or oral or written publication of defamatory or disparaging material arising out of the performance of or failure to perform Fund Management Services;

(I)	for an Insured’s liability under any contract or agreement, regardless of whether such liability is direct or assumed; provided this Exclusion III.(I) shall not apply to:

(1)	Loss on account of a Claim arising out of the performance or failure to perform Fund Management Services;

(2)	Loss on account of a Claim alleging a breach of any organizational or management advisory documents of a Private Fund, including but not limited to a limited partnership agreement, operating agreement, advisory agreement, management agreement, or subscription agreement; or

(3)	liability that would attach to an Insured even in the absence of a contract or agreement;

(J)	for the inability of any bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to Defense Costs;

(K)	based upon, arising from, or in consequence of the performing or failure to perform any investment banking services, including but not limited to any advice in connection with corporate mergers, acquisitions, restructurings, divestitures, issuance of securities, syndication or similar activities; provided this Exclusion III.(K) shall not apply to Loss on account of any Claim by an investor in a Private Fund arising from the performance of Fund Management Services by a Fund Manager as long as neither an Insured nor the investor is a party to or participant in the investment banking transaction;

(L)	based upon, arising from, or in consequence of any Insured’s or any Organization’s performing or failure to perform property management services, real estate appraisal or valuation services, or real estate development services;

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

(M)	based upon, arising from or in consequence of any Insured acting as a securities or commodities broker or dealer, or securities underwriter; provided this Exclusion III.(M) shall not apply to Loss on account of any Claim arising from the distribution of interests in a Private Fund;

(N)	for any Wrongful Act of an Insured Person in his or her capacity as a director, officer, manager, trustee, regent, governor, partner, or employee of any entity other than a Fund Manager or Fund Entity; provided this Exclusion III.(N) shall not apply to that portion of any Claim alleging a Wrongful Act by an Insured Person serving in his or her Outside Capacity under Insuring Clause (C) Outside Directorship Liability Coverage;

(O)	for any Wrongful Act committed, attempted, or allegedly committed or attempted by a Subsidiary or any Insured Person of a Subsidiary during any time when such entity was not a Subsidiary; or

(P)	based upon, arising from, or in consequence of:

(1)	any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)	an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a judgment or final adjudication in any proceeding establishes t he gaining of such profit, remuneration or advantage.

For purposes of these Exclusions III.(P)(1) and III.(P)(2) above:

(a)	If :

(i)	an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

(ii)	by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an Insured admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(P)(1) or III.(P)(2) above, then the facts, charges or allegations to which such Insured has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b)	No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an Executive of a Fund Entity or of a Fund Manager shall be imputed to such Fund Entity or Fund Manager.

IV.	EXCLUSIONS APPLICABLE ONLY TO INSURING CLAUSE (C), OUTSIDE DIRECTORSHIP LIABILITY COVERAGE

In addition to the Exclusions in Section III. above, the Company also shall not be liable under Insuring Clause (C), Outside Directorship Liability Coverage, for Loss on account of any Claim against any Insured Person:

(A)	for any Wrongful Act by an Insured Person while serving in an Outside Capacity, if such Wrongful Act is committed, attempted, or allegedly committed or attempted, after the date:

(1)	such Insured Person ceases to be an Executive of a Fund Entity or Fund Manager; or

14-02-13785 (02/2008)	7 of 9

Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

(2)	service by such Insured Person in an Outside Capacity ceases to be at the specific request of the Fund Entity or Fund Manager;

(B)	brought or maintained by or on behalf of any Outside Entity, or by or on behalf of any affiliate of an Outside Entity or one or more of such Outside Entity’s directors, officers, or equivalent positions; pro vided this Exclusion IV.(B) shall not apply to Loss on account of a Claim that is brought or maintained by or on behalf of a Portfolio Company, or its directors, officers, or equivalent positions, without the solicitation, aid, assistance, or participation of any Insured;

(C)	based upon, arising from, or in consequence of any demand, suit, administrative, regulatory or other proceeding against an Outside Entity occurring prior to, or pending as of the date the Insured Person first commenced serving in his or her Outside Capacity, of which such Outside Entity or any director, officer, or equivalent position with the Outside Entity received notice or otherwise had knowledge as of such date.

V.	NEWLY CREATED FUNDS

If, during the Policy Period, an Organization creates or begins raising funds for a new pooled investment vehicle:

(A)	that engages in or will engage in substantially similar activities as any Private Fund;

(B)	that is not registered as an investment company under the Investment Company Act of 1940; and

(C)	whose securities are not traded in any public market, whether on a registered securities exchange or a regional or local exchange in the United States, a foreign securities exchange, the NASDAQ or any other interdealer quotation system,

(a “New Fund”), then as respects any such New Fund whose total committed capital or total asset size is:

(1)	equal to or less than the amount designated in ITEM 6.(B) of the Declarations, then such New Fund shall be deemed a Private Fund, and the Company agrees to waive any additional premium , written notice, or any information due as respects such New Fund for the remainder of the Policy Period; or

(2)	greater than of the amount designated in ITEM 6.(B) of the Declarations, then such New Fund shall be deemed a Private Fund for a period of sixty (60) days from the date of commencement of raising funds for the New Fund or creation of the New Fund (the “Effective Date”), whichever is later. The Named Organization shall give written notice of such New Fund to the Company as soon as practicable, but in no event later than thirty (30) days after the Effective Date, together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such New Fund shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above, or f ails to pay any additional premium required by the Company, then coverage for such New Fund and its Insured Persons shall terminate with respect to Claims first made more than sixty (60) days after the Effective Date.

VI.	NON-ACCUMULATION OF LIMITS

If any Loss arising from any Claim made against any Insured Person in his or her Outside Capacity, is insured under any other valid policy(ies) issued by the Company or a parent, subsidiary or affiliate of the Company, t hen any payment under such policy(ies) on account of a Claim also covered under this Coverage Part shall reduce, by the amount of any such payment, the Company’s Limit of Liability under this Coverage Part with respect to such Claim.

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Chubb Group of Insurance Companies 202B Hall’s Mill Road Whitehouse Station, NJ 08889	Asset Management ProtectorSM by Chubb Private Fund Coverage Part

VII.	ADDITIONAL LIMIT OF LIABILITY FOR INDEPENDENT DIRECTORS (OPTIONAL)

(A)	If the Additional Limit of Liability for Independent Directors is purchased for this Coverage Part, as indicated in ITEM 3.(D) of the Declarations, then solely with respect to any Loss resulting from Claims made against Independent Directors, the Company shall provide an additional Limit of Liability in the amount indicated in ITEM 3.(D) of the Declarations, which limit is in addition to and not part of the Aggregate Limit of Liability for this Coverage Part and the Maximum Aggregate Limit of Liability for the Policy as set forth in the Declarations. Such Additional Limit of Liability for Independent Directors shall be excess of the Aggregate Limit of Liability for this Coverage Part.

(B)	The Additional Limit of Liability for Independent Directors as indicated in ITEM 3.(D) of the Declarations shall be the maximum Additional Limit of Liability of the Company for Loss resulting from all Claims made against all Independent Directors under either or both this Coverage Part and the Investment Company Coverage Part, if purchased.

(C)	The Additional Limit of Liability for Independent Directors shall be excess of the applicable Retention, Coinsurance Percentage, and the Aggregate Limit of Liability for this Coverage Part.

(D)	In addition to and not in limitation of Section X. OTHER INSURANCE, of the General Terms and Conditions, the Additional Limit of Liability for Independent Directors shall be excess of any insurance available that is specifically excess to this Policy and such excess insurance must be completely exhausted by payment of loss, damages or defense costs thereunder before the Company shall have any obligation to make any payment on account of the Additional Limit of Liability for Independent Directors.

14-02-13785 (02/2008)	9 of 9

Schedule of Forms

To be attached to and form part of Policy No. 8221-7488	Company: Federal Insurance Company

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

Asset Management Protector by Chubb General Terms and Conditions Federal

14-02-13898 (2/08 ed.)

14-02-14295 (6/08 ed.)

14-02-15023 (4/09 ed.)

14-02-15023 (4/09 ed.)

14-02-15258 (7/09 ed.)

14-02-22814 (12/17 ed.)

MS-303021 (6/20 ed.)

PF-298374 (8/20 ed.)

PF-298377 (8/20 ed.)

PF-298378 (8/20 ed.)

Asset Management Protector by Chubb Professional Liability Coverage Part Federal

14-02-14394 (7/08 ed.)

14-02-15305 (8/09 ed.)

14-02-21858 (9/15 ed.)

MS-303303 (6/20 ed.)

Q11-309 (2/11 ed.)

Q15-551 (6/15 ed.)

Asset Management Protector by Chubb Investment Company Coverage Part Federal

14-02-14394 (7/08 ed.)

14-02-15261 (7/09 ed.)

14-02-15424 (10/09 ed.)

14-02-21859 (10/15 ed.)

MS-303306 (6/20 ed.)

Q15-240 (6/15 ed.)

QAFLCIO (2/10 ed.)

Asset Management Protector by Chubb Private Fund Coverage Part Federal

14-02-13805 (1/08 ed.)

14-02-21860 (10/15 ed.)

14-02-22562 (2/17 ed.)

Form 14-02-0854 (Ed. 04-01)

Schedule of Forms

To be attached to and form part of Policy No. 8221-7488	Company: Federal Insurance Company

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

Q15-552 (4/19 ed.)

Form 14-02-0854 (Ed. 04-01)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

DISTRICT OF COLUMBIA AMENDATORY ENDORSEMENT

TO THE GENERAL TERMS AND CONDITIONS

In consideration of the premium charged, it is agreed that the General Terms and Conditions is amended as follows:

1.	Subparagraph (B)(3) of Section XIII. TERMINATION OF POLICY is deleted and replaced with the following:

(3)	thirty (30) days after receipt by the Named Organization of a written notice of termination from the Company for nonpayment of premium;

2.	Section XIII. TERMINATION OF POLICY is amended further to add the following at the end of such Section:

The Company shall provide an additional five (5) days written notice of termination or non-renewal to the insurance agent or broker of record, if any.

Any notice of termination or non-renewal shall state the reason(s) for such termination or non-renewal and shall advise the Named Organization of its right to appeal such termination or non-renewal prior to the expiration date by sending written notification to the Superintendent of Insurance with a copy to the Company explaining why such termination or non-renewal is invalid.

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of District of Columbia.

14-02-13898 (02/2008)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13898 (02/2008)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND ITEM 1. OF DECLARATIONS – NAMED ORGANIZATION ENDORSEMENT

In consideration of the premium charged, it is agreed that the Policy is amended by deleting ITEM 1. of the Declarations and replacing it with the following:

ITEM 1. Named Organization:
AFL-CIO Housing Investment Trust 1227 25th St., NW Suite 500 Washington, D.C. 20037

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14295 (06/2008)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 3

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

NON-ACCUMULATION OF LIMITS FOR COMMON CLAIMS ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.	In addition to this Policy, the Company has issued the following policy(ies) (individually and collectively, the “Other Policies”):

Insured	Policy	Policy Number

AFL CIO Housing Investment Trust	Financial Institution Portfolio Employment Practices Liability	8170-3619

2.

It is expressly acknowledged by the Named Organization on behalf of all Insureds that the premium for this Policy has been negotiated with the understanding that if any Common Claim(s) as such term is defined below, give(s) rise to coverage both under this Policy and under any Other Policy(ies) (or any renewal or replacement of any Other Policy(ies)), the Company’s maximum aggregate limit of liability for all Loss on account of all such Claims or such Related Claims under this Policy and the applicable Other Policy(ies) shall not exceed, in the aggregate, $2,000,000.00.

3.

If more than one retention or deductible amount applies to a Common Claim, then the largest applicable retention or deductible amount shall be the retention or deductible amount applicable to such Common Claim.

4.	In the event of a Common Claim, then the Company shall allocate any resulting Loss to each applicable policy based on the relative legal and financial exposures.

5.

Nothing in this Endorsement is intended, nor shall anything herein be construed, to increase any of the Company’s Limits of Liability shown in ITEM 3. of the Declarations for this Policy or any limit of liability provided under any of the Other Policy(ies).

6.	Solely for purposes of this Endorsement:

(A)	Loss under this Policy includes “Loss” (or its equivalent term) as defined under any Other Policy(ies).

(B)	Claim under this Policy includes “Claim” (or its equivalent term) as defined under any Other Policy(ies).

14-02-15023 (04/2009)	Page 1

(C)

The term “Common Claim” means all Claims under this Policy, Related Claims under this Policy and Other Claims, collectively, that are based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the same or related facts, circumstances, situations, transactions or events or the same or related series of facts, circumstances, situations, transactions or events.

(D)	The term “Other Claims” means, individually and collectively, claims made under the Other Policy(ies), including any renewal or replacement thereof.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15023 (04/2009)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 4

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

NON-ACCUMULATION OF LIMITS FOR COMMON CLAIMS ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.	In addition to this Policy, the Company has issued the following policy(ies) (individually and collectively, the “Other Policies”):

Insured	Policy	Policy Number

HIT Advisers, LLC	Asset Management Protector	8249-4471

2.

It is expressly acknowledged by the Named Organization on behalf of all Insureds that the premium for this Policy has been negotiated with the understanding that if any Common Claim(s) as such term is defined below, give(s) rise to coverage both under this Policy and under any Other Policy(ies) (or any renewal or replacement of any Other Policy(ies)), the Company’s maximum aggregate limit of liability for all Loss on account of all such Claims or such Related Claims under this Policy and the applicable Other Policy(ies) shall not exceed, in the aggregate,$10,000,000.00.

3.

If more than one retention or deductible amount applies to a Common Claim, then the largest applicable retention or deductible amount shall be the retention or deductible amount applicable to such Common Claim.

4.	In the event of a Common Claim, then the Company shall allocate any resulting Loss to each applicable policy based on the relative legal and financial exposures.

5.

Nothing in this Endorsement is intended, nor shall anything herein be construed, to increase any of the Company’s Limits of Liability shown in ITEM 3. of the Declarations for this Policy or any limit of liability provided under any of the Other Policy(ies).

6.	Solely for purposes of this Endorsement:

(A)	Loss under this Policy includes “Loss” (or its equivalent term) as defined under any Other Policy(ies).

(B)	Claim under this Policy includes “Claim” (or its equivalent term) as defined under any Other Policy(ies).

14-02-15023 (04/2009)	Page 1

(C)

The term “Common Claim” means all Claims under this Policy, Related Claims under this Policy and Other Claims, collectively, that are based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the same or related facts, circumstances, situations, transactions or events or the same or related series of facts, circumstances, situations, transactions or events.

(D)	The term “Other Claims” means, individually and collectively, claims made under the Other Policy(ies), including any renewal or replacement thereof.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15023 (04/2009)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 5

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND DEFINITION OF SUBSIDIARY ENDORSEMENT

In consideration of the premium charged, it is agreed that the definition of Subsidiary, as set forth in Subsection II.  (BB), GENERAL DEFINITIONS, of the General Terms and Conditions, is amended to include the following entity(ies):

Building America CDE, Inc.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15258 (07/2009)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 6

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

In consideration of the premium charged, it is agreed that:

A.

If aggregate insured losses attributable to terrorist acts certified under the federal Terrorism Risk Insurance Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

“Certified act of terrorism” means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of the federal Terrorism Risk Insurance Act, to be an act of terrorism pursuant to such Act. The criteria contained in the Terrorism Risk Insurance Act for a “certified act of terrorism” include the following:

1.	The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

2.

The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

B.

The terms and limitations of any terrorism exclusion, or the in applicability or omission of a terrorism exclusion, do not serve to create coverage for any “loss” that is otherwise excluded under this Policy.

14-02-22814 (12/2017)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-22814 (12/2017)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 7

To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND OTHER INSURANCE ENDORSEMENT

In consideration of the premium charged, it is agreed that Section X., OTHER INSURANCE, of the General Terms and Conditions, is amended to include the following:

1.

Notwithstanding the foregoing, if any Loss on account of a Claim (as those terms are defined in any applicable Coverage Part) may be afforded coverage under any applicable Coverage Part of this Policy, and also under any policies listed in the schedule below (the “Other Policies”), then this Policy, subject to its limitations, conditions, provisions and other terms, shall be on an excess basis and the Other Policies shall be specifically primary of such Coverage Part.

Other Policies:

Policy Name	Policy Number	Insured	Insurer
Asset Management Protector	82494471	HIT Advisers, LLC	Federal Insurance Company

2.

No coverage shall be afforded under the Investment Company Coverage Part or the Private Fund Coverage Part to any fund entities for which coverage may be available under the Other Policies wit h the exception of any Investment Company or Private Fund scheduled under the Investment Company Coverage Part or the Private Fund Coverage Part of this Policy.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-303021 (06/2020)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 8

To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

GENERAL TERMS AND CONDITIONS AMPlifier ENDORSEMENT

It is agreed that the General Terms and Conditions is amended as follows:

(1)	AMEND DEFINITIONS

Section II., GENERAL DEFINITIONS, is amended as follows:

(a)	Amend Definition of Application

Section II.(A), definition of Application, is deleted and replaced with the following:

Application means:

(1)	all signed applications and any attachments, information, representation, or other materials submitted therewith or incorporated therein, submitted by the Insured to the Company for this Policy;

(2)

all public documents filed with any federal, state, local or regulatory agency by any Insured Entity during the twelve (12) months preceding this Policy’s inception date whether or not submitted with or attached to the signed applications; and

(3)

if applicable, any representation provided to the Company within the past three (3) years in connection with any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

The Application is deemed attached to, incorporated into and made a part of this Policy.

(b)	Amend Definition of Executive

Section II.(I), definition of Executive, is amended by adding the following to the end thereof:

Executive shall also mean any natural person who was, now is or shall become a managing director, delegate director, alternate director, director emeritus, shadow director, trust manager, partnership manager or risk manager.

PF-298374 (08/2020)	Page 1

(c)	Amend Definition of Pending or Prior Litigation

Section II.(S), definition of Pending or Prior Litigation, is deleted and replaced with the following:

Pending or Prior Litigation means any written demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered f or or against any Insured, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3.(B) of the Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or Wrongful Acts underlying or alleged therein.

(d)	Amend Definition of Prior Notice

Section II.(Y), definition of Prior Notice, is deleted and replaced with the following:

Prior Notice means any fact, circumstance, situation, transaction, event or Wrongful Act that, before the Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice accepted under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

(e)	Amend Definition of Subsidiary

Section II. (BB) definition of Subsidiary, is amended by adding the following to the end thereof :

Subsidiary shall not include any Private Fund, Portfolio Company or Investment Holding Company.

(f)	Add Investment Holding Company

Investment Holding Company means the meaning specifically set forth in the ap plicable Coverage Part. If not specifically addressed by a Coverage Part, then Investment Holding Company means any entity whose sole purpose and activity is acquiring o r holding debt, equity securities or debentures, for or on behalf of a Private Fund, and in which one or more Private Funds or Investment Holding Companies, separately or in combination, previously or currently own(ed) or control(ed) greater than 50% of the outstanding securities o r voting rights representing the present right to vote for election of directors or to select the general partner or managing member of such Investment Holding Company.

(g)	Add Private Fund

Private Fund shall have the meaning specifically set forth in the applicable Coverage Part. It not specif ically addressed by a Coverage Part, then Private Fund means any pooled investment vehicle that is listed in the Schedule of Private Funds end orsed to the Private Fund Coverage Part.

(h)	Add Portfolio Company

Portfolio Company shall have the meaning specifically set forth in the applicable Coverage Part. If not specifically addressed by a Coverage Part, then Portfolio Company means any entity, other than an Investment Holding Company, in which one or more Private Funds or Investment Holding Companies, separately or in combination, previously or currently own(ed) or control(ed), or propose to own or control, outstanding debt, equity securities, or debentures.

PF-298374 (08/2020)	Page 2

(2)	AMEND LIMITS OF LIABILITY, RETENTION AND COINSURANCE

Section V, LIMITS OF LIABILITY, RETENTION AND COINSURANCE, is amended by deleting and replacing Subsection (E) as follows:

(E)

The Company’s liability under each Coverage Part shall apply only to that part of each Loss, which is excess of the applicable Retention(s) for such Coverage Part set forth in ITEM 3.(B) of the Declarations, and such Retention(s) shall be borne by the Insured uninsured and at the Insured’s own risk.

No Retention(s) shall apply to any Non-Indemnifiable Loss covered under any Coverage Part other than the Fiduciary Liability Coverage Part, if purchased.

No Retention shall apply to that portion of any Claim accepted for coverage under Insuring Clause (C) of the Private Fund Coverage Part, if purchased.

No Retention shall apply to that portion of any Claim accepted for coverage under Insuring Clause (D) of the Private Company Coverage Part, if purchased.

In the event that any Insured is unwilling or unable to bear the applicable Retention(s), it shall be the obligation of the Named Organization to bear such Retention(s) uninsured and at its own risk.

(3)	AMEND REPORTING

Section VI., REPORTING, is amended by deleting and replacing Subsections VI.(A), (B) and (C) as follows:

(A)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any Claim no later than:

(i)	if this Policy expires and is renewed with the Company , one hundred and eighty (180) days after such expiration;

(ii)

if this Policy expires (or is otherwise terminated) without being renewed with the Company and if no Extended Reporting Period is elected, sixty (60) days after the effective date of such expiration or termination; or

(iii)	the expiration date of the Extended Reporting Period, if elected;

provided that, if the Company sends written notice to the Named Organization stating that this Policy is being terminated for nonpayment of premium, the Insured shall give to the Company written notice of such Claim prior to the effective date of such termination.

(B)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the Policy Period an Insured:

(1)	becomes aware of circumstances which could give rise to a Claim and gives written notice of such circumstances to the Company during the Policy Period;

(2)

receives a written request to toll or waive a statute of limitations applicable to a Wrongful Act and gives written notice of such request and of such Wrongful Act to the Company during the Policy Period; or

(3)

with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a Settlement Program Notice, then any Claim subsequently arising from such circumstances, request, or Settlement Program Notice, shall be deemed to have been first made during the Policy Period in which the written notice described in VI.(B)(1),(2), or (3) above was first given to the Company, provided the Insured gives to the Company written notice of such subsequent Claim no later than one hundred and eighty (180) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent Claim is actually made.

PF-298374 (08/2020)	Page 3

(C)	With respect to the Employment Practices Liability Coverage Part, if purchased, if during the Policy Period any Insured becomes aware of a Potential Claim, and the Insured during the Policy Period:

(1)	gives the Company written notice of such Potential Claim; and

(2)	requests coverage under the Employment Practices Liability Coverage Part for any Claim subsequently resulting from such Potential Claim,

then any Claim subsequently arising from such Potential Claim shall be deemed to have been first made during the Policy Period in which written notice of such Potential Claim was first given to the Company, provided the Insured gives to the Company written notice of any such subsequent Claim no later than one hundred and eighty (180) days after the Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

(4)	AMEND DEFENSE AND SETTLEMENT

Section VII, DEFENSE AND SETTLEMENT, is amended as follows:

(a)	Settlement Within the Retention Without Prior Consent

Subsection VII.(B) is amended by deleting the phrase “does not exceed fifty percent (50%) of the applicable Retention(s)” and replacing it with “does not exceed the applicable Retention(s)”.

(b)	Advancement of Defense Costs

The following Subsection is added at the end:

Defense Costs shall be advanced on a current basis, but no later than ninety (90) days after receipt by the Company of invoices or bills detailing such Defense Costs and all other information requested by the Company with respect to such invoices or bills.

The Company shall not seek repayment from an Insured Person of advanced Defense Costs unless there has been a final, non-appealable adjudication against such Insured Person of the conduct set forth in the applicable personal conduct exclusion.

(5)	AMEND REPRESENTATIONS AND SEVERABILITY

Section XII., REPRESENTATIONS AND SEVERABILITY, is amended by deleting paragraph (1) of Subsection XII.(C) and replacing it with the following:

(1)

the knowledge of any Insured Person who is a past, present or future Chairman, President, Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of an Insured Entity shall be imputed to such Insured Entity and any of its Subsidiaries;

PF-298374 (08/2020)	Page 4

(6)	CANCELLATION/EXTENDED REPORTING TIME PERIOD LIBERALIZATION

The following Section is added:

CANCELLATION/EXTENDED REPORTING TIME PERIOD LIBERALIZATION

In the event that any time period relating to notice of cancellation or extended reporting period election provided under this Policy is less than any such time period required by applicable state law, the Company shall apply the applicable state law.

(7)	AMEND ADDRESS FOR NOTICE

ITEM 7.(A) of the Declarations is deleted and replaced with the following:

(A)	Section VI. REPORTING Notices shall be given in writing to one of the following addresses:

i.	specialtyclaims@chubb.com; or

ii.	Attn: Claims Department Chubb 202B Hall’s Mill Road Whitehouse Station, NJ 08889

(8)	AMEND XI. CHANGES IN EXPOSURE, (A) CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY

Paragraph (2) of Section XI. CHANGES IN EXPOSURE, (A) CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY is deleted and replaced with the following:

(2)

If either the total assets under management or gross annual revenues of any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above exceed fifty percent (50%) of the assets under management or gross annual revenues of the Organization as of the effective date of such creation, acquisition, merger or consolidation, then the Named Organization shall give written notice of such creation, acquisition, merger or consolidation to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation, together with such other information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above, and for the Insured Persons of such Subsidiary or entity, shall be subject to such additional or different terms, conditions and limitations of coverage as the Company may require. If the Insured fails to give such notice within the time specified in this paragraph XI.(A)(2), or fails to pay the additional premium required by the Company, then coverage for such created or acquired Subsidiary or merged or consolidated entity and any Insured Persons thereof shall terminate with respect to Claims first made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

(9)	ADD LOSS MITIGATION SERVICES

LOSS MITIGATION SERVICES

The Company may provide the Organization with a list of pre-approved third-party regulatory compliance consultants, in order to help the Organization analyze key regulatory compliance exposures and limit its exposure to a potential Loss during the Policy Period.

PF-298374 (08/2020)	Page 5

The Organization, at its own election and expense, may retain a third-party regulatory compliance consultant for a regulatory compliance mock examination to inspect, assess and audit the Insureds operations, controls, policies and procedures relating to regulatory compliance. Where permitted by law, the Company may reimburse the Organization for a portion of the cost of such mock examination. Any such service purchased by the Organization and any report or recommendation resulting therefrom shall not constitute an undertaking at the request of the Company.

Third-party regulatory compliance consultants are independent contractors and are not agents of the Company. The Insureds agree that the Company assumes no liability arising out of any services rendered by a third-party regulatory compliance consultant. The Company shall not be entitled to any rights or subject to any obligations or liabilities set forth in any agreement entered into between any third-party regulatory compliance consultant and the Organization. Any rights and obligations with respect to such agreement, including billings, fees and services rendered are solely for the benefit of, and borne solely by the Insured and not the Company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

PF-298374 (08/2020)	Page 6

Policyholder Notice

Regulatory Compliance Mock Examination

Service for Loss Mitigation

This Policyholder Notice is part of your Policy. As such, bolded terms in this Policyholder Notice have the meaning set forth in your Policy. You should read your Policy and review your Declarations page for complete information on the coverage you are provided.

Regulatory Compliance Mock Examination Service for Loss Mitigation and Policyholder Reimbursement

The Company has established relationships with third-party regulatory compliance consultants (in-network) who are available to provide regulatory compliance mock examinations as a benefit to our policyholders. In order to assist the Organization in reducing exposure to covered Loss under the Asset Management Protector (AMP) policy, where permitted by law, the Company may reimburse policyholders for 10% of the cost of a regulatory compliance mock examination provided by an in-network third-party regulatory compliance consultant during the Policy Period, such reimbursement not to exceed $25,000 per Policy Period.

For policyholders who seek reimbursement for a regulatory compliance mock examination provided by an out-of-network third-party regulatory compliance consultant, where permitted by law, the Company, at its sole discretion, may reimburse policyholders for 5% of the cost of a regulatory compliance mock examination provided during the Policy Period, such reimbursement not to exceed $10,000 per Policy Period.

To access the directory of in-network third-party regulatory compliance consultants and learn more about the regulatory compliance mock examination service, go to the Company’s Loss Mitigation Services website at:

https://www.chubb.com/us-en/business-insurance/loss-control-services-for-financial-institutions.aspx

Please note the following:

The Company does not endorse any third-party regulatory compliance consultant or their respective services. Before you engage any of these third-party regulatory compliance consultants, the Company urges you to conduct your own due diligence to ensure the companies and their services meet your needs. Unless otherwise indicated or approved, payment for services provided by these companies is the responsibility of the Organization.

The service provided is advisory in nature. This program is offered solely as a resource. You should consult competent legal counsel to design and implement your own compliance program. No liability is assumed by reason of the service, access or information provided. This service is subject to change without notice. The Company reserves the right to determine qualification for reimbursement and any such reimbursement amount. The number of Loss Mitigation reimbursements available to any one policyholder under this Policyholder Notice or any other Loss Mitigation Policyholder Notice available to such policyholder is limited to one per Policy Period and is not combinable.

PF-298377 (08/2020)

Policyholder Notice

Regulatory Compliance Mock Cybersecurity
Examination Service for Loss Mitigation

This Policyholder Notice is part of your Policy. As such, bolded terms in this Policyholder Notice have the meaning set forth in your Policy. You should read your Policy and review your Declarations page for complete information on the coverage you are provided.

Regulatory Compliance Mock Cybersecurity Examination Service for Loss Mitigation and Policyholder Reimbursement

The Company has established relationships with third-party regulatory compliance consultants (in-network) who are available to provide regulatory compliance mock examinations solely focusing on cybersecurity preparedness (regulatory compliance mock cybersecurity examination) as a benefit to our policyholders . In order to assist the Organization in reducing exposure to covered Loss under the Asset Management Protector (AMP) policy, where permitted by law, the Company may reimburse policyholders for 5% of the cost of a regulatory compliance mock cybersecurity examination provided by an in-network third-party regulatory compliance consultant during the Policy Period, such reimbursement not to exceed $10,000 per Policy Period.

To access the directory of in-network third-party regulatory compliance consultants and learn more about the regulatory compliance mock cybersecurity examination service, go to the Company’s Loss Mitigation Services website at:

https://www.chubb.com/us-en/business-insurance/loss-control-services-for-financial-institutions.aspx

Please note the following:

The Company does not endorse any third-party regulatory compliance consultant or their respective services. Before you engage any of these third-party regulatory compliance consultants, the Company urges you to conduct your own due diligence to ensure the companies and their services meet your needs. Unless otherwise indicated or approved, payment for services provided by these companies is the responsibility of the Organization.

The service provided is advisory in nature. This program is offered solely as a resource. You should consult competent legal counsel to design and implement your own compliance program. No liability is assumed by reason of the service, access or information provided. This service is subject to change without notice. The Company reserves the right to determine qualification for reimbursement and any such reimbursement amount. The number of Loss Mitigation reimbursements available to any one policyholder under this Policyholder Notice or any other Loss Mitigation Policyholder Notice available to such policyholder is limited to one per Policy Period and is not combinable.

PF-298378 (08/2020)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 11 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

COMMISSIONS AND FEES EXCLUSION ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to Professional Liability Coverage Part, the Company shall not be liable for Loss on account of any Claim under such Coverage Part based upon, arising from, or in consequence of any actual or alleged commissions, fees or other form of consideration charged by or due to any Insured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14394 (07/2008)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 12 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

SCHEDULE OF INVESTMENT FUNDS ENDORSEMENT

In consideration of the premium charged, it is agreed that the Professional Liability Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (K)(2) of Section II., Definitions, the following pooled investment vehicle(s) are included within the definition of Investment Fund:

AFL CIO Housing Investment Trust

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15305 (08/2009)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 13 To be attached to and form a part of Policy No. 8221-7488

 Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION II DEFINITIONS OF CLAIM AND DEFENSE COSTS ENDORSEMENT

(INCLUDE INVESTIGATIONS)

In consideration of the premium charged, it is agreed that Section II. Definitions, of the Professional Liability Coverage Part, is amended as follows:

(1)     Subsection II.(B), definition of Claim, is deleted and replaced with the following:

(B)	Claim means:

(1)

a written demand (other than a subpoena or civil investigative demand) for monetary damages or non-monetary relief, including but not limited to injunctive relief, commenced by the f irst receipt of such demand by an Insured;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading, or any foreign equivalent thereof;

(3)

an arbitration, mediation or other alternative dispute resolution proceeding commenced by the first receipt by an Insured of a written demand for arbitration, mediation, or other alternative dispute resolution, or any foreign equivalent thereof;

(4)	a criminal proceeding commenced by: (a) an arrest; or (b) the return of an indictment or information, or any foreign equivalent thereof; or (c) the receipt of an official request for Extradition; or

(5)

a civil administrative or civil regulatory proceeding commenced by the filing of a civil or administrative complaint or notice of charges (other than a civil investigative demand), or any foreign equivalent thereof, against an Insured for a Wrongful Act, including any appeal therefrom; or

(6)	an Investigation; or

(7)	a written request received by an Insured to toll or waive a statute of limitations, relating to a potential Claim as described in items (1) through (6) of the definition of Claim, above.

14-02-21858 (09/2015)	Page 1

Claim shall not include any examinations, inspections, audits or similar reviews or inquiries, “sweep” examinations, deficiency letters or general requests for information, whether those actions are taken b y an Enforcement Unit or otherwise.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have f irst been made when such Claim is commenced as set forth in this definition; provided that with respect to an Investigation, when such Investigation is commenced as set forth in the definition of Investigation as set forth in paragraph (3) of this endorsement.

  (2)     Subsection II.(C), definition of Defense Costs, is amended as follows:

A.	the f irst parenthetical is deleted and replaced with the following:

(including but not limited to attorney’s fees, experts’ fees, mediator fees and arbitrator fees)

B.	the following is added:

Defense Costs shall also include reasonable costs, charges, fees and expenses incurred through the use of legal counsel and consented to by the Company resulting from an Executive of an Organization lawfully:

(i)	opposing, challenging, resisting or defending against any request for or any effort to obtain the Extradition of such Executive; and

(ii)	appealing any order or other grant of Extradition of such Executive.

(3)	The following definitions are added:

Enforcement Unit means any federal, state, local or provincial law enforcement or governmental regulatory authority worldwide (including, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities exchange or similar self-regulatory organization.

Extradition means any formal process by which an Executive of an Organization located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation, including the execution of an arrest warrant where such execution is an element of such process.

Investigation means an investigation of an Insured by an Enforcement Unit, commenced when such Insured is a target of the investigation for a Wrongful Act, and has received a:

(i)	subpoena,
(ii)	civil investigative demand,
(iii)	grand jury subpoena,
(iv)	search warrant,
(v)	“target letter” (within the meaning of Title 9-11.151 of the United States Attorney’s Manual),
(vi)	Wells Notice,
(vii)	formal order of investigation, or
(viii)	the foreign equivalent to any of the foregoing,

from such Enforcement Unit, provided that the Company shall take into reasonable consideration all extrinsic evidence presented by the Insured to determine if and when such Insured is a target of such investigation for a Wrongful Act.

14-02-21858 (09/2015)	Page 2

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21858 (09/2015)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 14

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

PROFESSIONAL LIABILITY AMPlifier ENDORSEMENT

In consideration of the premium charged, it is agreed that the Professional Liability Coverage Part is amended as follows:

(1)	ADD INDEPENDENT CONTRACTOR INDEMNIFICATION COVERAGE

The following Insuring Clause is added to this Coverage Part:

Independent Contractor Indemnification Coverage

The Company shall pay, on behalf an Organization, Loss which such Organization becomes legally obligated to pay pursuant to a written indemnification agreement between such Organization and an Independent Contractor, on account of any claim made against such Independent Contractor by a client of the Organization during the Policy Period, or if exercised, during the Extended Reporting Period, for the performance of or failure to perform professional services by such Independent Contractor for or on behalf of any client of the Organization before or during the Policy Period.

(2)	AMEND DEFINITIONS

Section II., DEFINITIONS, is amended as follows:

(a)	Amend Definition of Investment Adviser

Subsection II.(I), definition of Investment Adviser is deleted and replaced with the following:

(I)	Investment Adviser means:

(1)	any Organization that is registered as an adviser under the Investment Advisers Act of 1940, solely in its capacity as such;

(2)

any Organization whose primary business is the rendering of investment advice for consideration to an Investment Fund, and such Organization is authorized to render such investment advice pursuant to applicable laws and regulations governing such Organization and such services; and

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

MS-303303 (06/2020)	Page 1

(3)	any Insured Person of any Organization identified in (I)(1) or (I)(2) above, but solely in his or her capacity as an Executive or Employee of such Organization.

(b)	Amend Definition of Investment Adviser Services

Subsection II.(J), definition of Investment Adviser Services, is deleted in its entirety and replaced with the following:

(J)	Investment Adviser Services means:

(1)	Financial, economic or investment advice regarding investments in securities;

(2)	Investment management, administrative services, portfolio management and asset allocation services performed;

(3)	The selection and oversight of investment advisers or outside service providers; and

(4)	Any of the activities or services identified in (J)(1), (J)(2), or (J)(3) above, while performed in the capacity of a fiduciary pursuant to ERISA,

for or on behalf of an Investment Fund by an Investment Adviser.

Investment Adviser Services shall also include legal, compliance, or regulatory services provided by an Insured to or for an Organization solely in connection with any of the services described in (J)(1)-(J)(4) above

(c)	Amend Definition of Loss

Subsection II.(L), definition of Loss, is deleted and replaced with the following:

Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest, and Defense Costs.

Loss does not include any portion of such amount that constitutes any:

(1)	costs incurred by an Insured to comply with any order for injunctive or other non- monetary relief , any agreement to provide such relief, or any regulatory or administrative directive;

(2)	taxes, fines or penalties, except:

(i)	as provided above with respect to punitive, exemplary or multiplied damages; or

(ii)

civil penalties assessed against an Insured Person pursuant to Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Section 78dd- 2(g)(2)(B), if and to the extent that such civil penalties are insurable under the law of the jurisdiction most favorable to the insurability of such penalties; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company or to the Claim giving rise to the penalties.

MS-303303 (06/2020)	Page 2

(3)	amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4)	regular or overtime wages, salaries, or fees of Insured Persons; or

(5)	return of fees, charges, commissions or other compensation paid to an Insured.

(d)	Amend Definition of Wrongful Act

Subsection II.(N), definition of Wrongful Act is deleted and replaced with the following:

(N)	Wrongful Act means:

(1)	for purposes of Insuring Clauses (A) and (B):

(a)

any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempt ed, or allegedly committed or attempted by an Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable; or

(b)

any actual or alleged violation of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, the Commodity Exchange Act of 1974 or any other federal, state, local or foreign equivalent of any of the preceding statutes, by an Investment Adviser or by any entity or natural person for whose acts the Investment Adviser becomes legally liable, but only in connection with the Investment Adviser’s performing or failure to perform Investment Adviser Services; and

(2)	for purposes of Insuring Clause (C):

(a)	any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempt ed, or allegedly committed or attempted by a Fund Service Provider; or

(b)

any actual or alleged violation of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, the Commodity Exchange Act of 1974 or any other federal, state, local or foreign equivalent of any of the preceding statutes, by a Fund Service Provider, but only in connection with such Fund Service Provider’s performing or failure to perform Fund Services.

(e)	Add Independent Contractor

Independent Contractor means a natural person who has a written agreement with an Organization to perform professional services for or on behalf of such Organization.

MS-303303 (06/2020)	Page 3

(3)	AMEND EXCLUSIONS

Section III., EXCLUSIONS, is amended as follows:

(a)	Amend Insured v Insured Exclusion

Exclusion III.(C) is amended by deleting paragraph (1) and replacing it with the following:

(1)

by an Insured Person where such person was provided with or entitled to be provided with Investment Adviser Services and is bringing such Claim in his or her capacity as a client of the Investment Adviser and without the solicitation, assistance or participation of any other Insured;

(b)	Amend Conduct Exclusion

Exclusion III.(P) is deleted and replaced with the following:

(P)	based upon, arising from, or in consequence of:

(1)	any deliberate criminal or deliberate fraudulent act or omission or any knowing and willful violation of any statute or regulation by an Insured; or

(2)	an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled,

established by a final, non-appealable adjudication in any underlying action or proceeding (provided that “any underlying action or proceeding” as referenced in this Exclusion III.(P) shall not include a declaratory action or proceeding brought by or against the Company); provided that for the purposes of these Exclusions III.(P)(1) and III.(P)(2) above

(a)

If an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final, non-appealable adjudication.

(b)

No deliberate criminal or deliberate fraudulent act or omission, knowing and willf ul violation of any statute or regulation or gaining any profit, remuneration or advantage by any Insured shall be imputed to any Insured Person.

(c)

Only deliberate criminal or deliberate fraudulent acts or omissions, knowing and willful violations of any statute or regulation or gaining any profit, remuneration or advantage by any past, present, or f uture Chairman, President or Chief Executive Officer or Chief Financial Officer or Chief Operating Officer of an Organization shall be imputed to such Organization.

MS-303303 (06/2020)	Page 4

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-303303 (06/2020)	Page 5

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 15

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND EXCLUSION III.(G) ENDORSEMENT

In consideration of the premium charged, it is agreed that the Professional Liability Coverage Part of the Policy is amended by deleting Exclusion III.(G) and replacing it with the following:

(G)	for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured; provided this Exclusion III.(G) shall not apply to Loss on account of any Claim based upon an Insured Person’s interest as an investor in any retirement plan sponsored by the Named Organization.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q11-309 (02/2011)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Professional Liability Coverage Part Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 16

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION II. DEFINITION OF DEFENSE COSTS ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to any “Subsequent Claim” (as defined below) made against an Insured under the Professional Liability Coverage Part, the following shall apply:

(1)	The definition of Defense Costs, as set forth in Section II. Definitions, of the Professional Liability Coverage Part, is amended to include “Subsequent Claim Expenses” (as defined below) provided that:

(a)	the Company’s reimbursement of such Subsequent Claim Expenses is expressly conditioned on the following:

(i)	the Insureds have given written notice of circumstances to the Company pursuant to Section VI. Reporting (hereinafter “Notice of Circumstances”);

(ii)	the Company has accepted the Notice of Circumstances;

(iii)	the Insureds have retained defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld; and

(iv)	the Insureds are in compliance with all terms and conditions of this Policy; and

(b)	such Subsequent Claim Expenses shall be subject to a Retention of $ 250,000.00.

(2)	For purposes of this endorsement, the following terms shall apply:

“Subsequent Claim Expenses” means the reasonable costs, charges, fees and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by an Insured:

(i)	on or after the date the Notice of Circumstances is received by the Company, and

(ii)	prior to the date the circumstances alleged in the Notice of Circumstances rise to the level of a Claim,

in the defense of such circumstances that have subsequently given rise to a Subsequent Claim. Subsequent Claim Expenses shall not include costs incurred in responding to “sweep examinations”, routine exams, or deficiency letters arising from routine examinations.

“Subsequent Claim” means a covered Claim which is based upon, arises from, or directly results from the same facts, circumstances, transactions, or events as described in the Notice of Circumstances.

Q15-551 (06/2015)	Page 1

(3)	If the Subsequent Claim Expense coverage afforded pursuant to this endorsement and the Subsequent Claim are subject to different Retentions, then the total amount of Loss applied to the applicable Retentions shall not exceed the largest applicable Retention.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q15-551 (06/2015)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 17

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

COMMISSIONS AND FEES EXCLUSION ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to Investment Company Coverage Part, the Company shall not be liable for Loss on account of any Claim under such Coverage Part based upon, arising from, or in consequence of any actual or alleged commissions, fees or other form of consideration charged by or due to any Insured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-14394 (07/2008)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 18

To be attached to and
form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND DEFINITION OF INVESTMENT COMPANY ENDORSEMENT

In consideration of the premium charged, it is agreed that Section II., DEFINITIONS, of the Investment Company Coverage Part of the Policy is amended by deleting paragraph (1) from Subsection (F), definition of Investment Company, and replacing it with the following:

(1)	any investment company registered under the Investment Company Act of 1940 and that is managed or sponsored by an Organization as of the Inception Date of this Policy;

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15261 (07/2009)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 19

To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION IV., CHANGES IN EXPOSURE, ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended by deleting Subsection (B), Merger with Another Investment Company, and Subsection (C), Acquisition of Another Investment Company, from Section IV., CHANGES IN EXPOSURE, and replacing them with the following, respectively:

(B)	MERGER WITH ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Investment Company is the survivor, successor or resulting entity in a merger with, consolidation with or reorganization of one or more investment companies (other than any Investment Company) registered under the Investment Company Act of 1940 (a “Merger”), then:

(1)	if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are equal to or less than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then coverage for each Investment Company participating in the Merger(s) and its Insured Persons shall continue for the remainder of the Policy Period; or

(2)	if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are greater than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then the Named Organization shall give written notice to the Company as soon as practicable, but in no event later than sixty (60) days after the effective date of the Merger (or if more than one Merger occurs as part of the same transaction, deal or event, the earliest of the effective dates of all Mergers)(“Effective Date”), together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such Investment Company participating in a Merger shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for each such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than sixty (60) days after the Effective Date.

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(C)	ACQUISITION OF ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Organization becomes the investment adviser (other than a sub-adviser) to an investment company registered under the Investment Company Act of 1940, that is not an Investment Company (an “Acquisition”), then:

(1)	if the total assets of all investment companies being acquired as part of the same Acquisition transaction, deal or event are equal to or less than the amount shown in ITEM 6(A) of the Declarations, as of the month-end immediately preceding the effective date of the Acquisition, then each such acquired investment company shall become an Investment Company as of the effective date of the Acquisition, but only for Wrongful Acts occurring after such effective date; or

(2)	if the total assets of all investment companies being acquired as part of the same transaction, deal or event are greater than the amount shown in ITEM 6.(A). of the Declarations, as computed based upon the month-end net asset balances of all such investment companies as of the month-end immediately preceding the effective date of the Acquisition, then the Named Organization shall give written notice to the Company as soon as practicable, but in no event later than sixty (60) days after shareholder approval of the Acquisition, together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such Investment Company participating in an Acquisition shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than sixty (60) days after the effective date of the Acquisition.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-15424 (10/2009)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 20

To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION II DEFINITIONS OF CLAIM AND DEFENSE COSTS ENDORSEMENT
(INCLUDE INVESTIGATIONS)

In consideration of the premium charged, it is agreed that:

(1)	Section II. Definitions, of the Investment Company Coverage Part, is amended as follows:

A.	Subsection II.(A), definition of Claim, is deleted and replaced with the following:

(A)	Claim means:

(1)	a written demand (other than a subpoena or civil investigative demand) for monetary damages or non-monetary relief, including but not limited to injunctive relief, commenced by the first receipt of such demand by an Insured;

(2)	a civil proceeding commenced by the service of a complaint or similar p leading, or any foreign equivalent thereof;

(3)	an arbitration, mediation or other alternative dispute resolution proceeding commenced by the first receipt by an Insured of a written demand for arbitration, mediation, or other alternative dispute resolution, or any foreign equivalent thereof;

(4)	a criminal proceeding commenced by: (a) an arrest; or (b) the return of an indictment or information, or any foreign equivalent thereof; or (c) the receipt of an official request for

Extradition; or

(5)	a civil administrative or civil regulatory proceeding commenced by the filing of a civil or administrative complaint or notice of charges (other than a civil investigative demand), or any foreign equivalent thereof, against an Insured for a Wrongful Act, including any appeal therefrom; or

(6)	an Investigation;

(7)	a written request received by an Insured to toll or waive a statute of limitations, relating to a potential Claim as described in items (1) through (6) of the definition of Claim, above; or

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(8)	solely with respect to an Executive of an Investment Company, a Non-Party Proceeding in which an Independent Director of an Investment Company is named or identified as a non-party witness.

Claim shall not include any examinations, inspections, audits or similar reviews or inquiries, “sweep” examinations, deficiency letters or general requests for information, whether those actions are taken by an Enforcement Unit or otherwise.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition; provided that with respect to an Investigation, when such Investigation is commenced as set forth in the definition of Investigation as set forth in subparagraph (1)(C) of this endorsement.

B.	Subsection II.(B), definition of Defense Costs, is amended as follows:

1. the first parenthetical is deleted and replaced with the following:

(including but not limited to attorney’s fees, experts’ fees, mediator fees and arbitrator fees)

2.	the following is added:

Defense Costs shall also include:

(1) reasonable costs, charges, fees and expenses incurred through the use of legal counsel and consented to by the Company resulting from an Executive of an Investment Company lawfully:

(i)	opposing, challenging, resisting or defending against any request for or any effort to obtain the Extradition of such Executive; and

(ii)	appealing any order or other grant of Extradition of such Executive; and

(2) Non-Party Costs.

C.	The following definitions are added:

Enforcement Unit means any federal, state, local or provincial law enforcement or governmental regulatory authority worldwide (including, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities exchange or similar self-regulatory organization.

Extradition means any formal process by which an Executive of an Organization located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation, including the execution of an arrest warrant where such execution is an element of such process.

Investigation means an investigation of an Insured by an Enforcement Unit, commenced when such Insured is a target of the investigation for a Wrongful Act, and has received a:

(i)   subpoena,

(ii)   civil investigative demand,

(iii) grand jury subpoena,

(iv) search warrant,

(v)   “target letter” (within the meaning of Title 9-11.151 of the United States Attorney’s Manual),

(vi) Wells Notice,

14-02-21859 (10/2015)	Page 2

(vii)  formal order of investigation, or

(viii)  the foreign equivalent to any of the foregoing,

from such Enforcement Unit, provided that the Company shall take into reasonable consideration all extrinsic evidence presented by the Insured to determine if and when such Insured is a target of such investigation for a Wrongful Act.

Non-Party Costs means reasonable attorneys’ fees and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers, or employees of an Insured Entity) incurred in representing any Independent Director of an Investment Company in his or her capacity as a non-party witness in any Non-Party Proceeding.

Non-Party Proceeding means any proceeding described in items (A)(2), (A)(4) or (A)(5) of Subsection II.(A), definition of Claim, where such proceeding is brought against an Investment Company or a service provider named in the Prospectus of any Investment Company.

(2)	Solely with respect to Non-Party Costs, Section V.(E) of the General Terms and Conditions, LIMITS OF LIABILITY, RETENTION AND COINSURANCE, is amended by adding the following provision to the end thereof:

Non-Party Costs shall be subject to the Retention for the Investment Company Coverage Part set forth in ITEM 3.(B) of the Declarations in accordance with the provisions of this Subsection V.(E), provided however that no Retention shall apply to Non-Party Costs if such amount constitutes Non-indemnifiable Loss.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21859 (10/2015)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of this endorsement/rider: July 1, 2021	Federal Insurance Company

Endorsement/Rider No. 21

To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

INVESTMENT COMPANY AMPLIFIER ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part is amended as follows:

(1)        AMEND DEFINITIONS

Section II., DEFINITIONS, is amended as follows:

(a)        Amend Definition of Insured Person

Subsection II.(E), definition of Insured Person, is amended to add the following:

Insured Person also means any Employee of an Investment Company solely in his or her capacity as such.

(a)	Amend Definition of Loss

Subsection II.(G), definition of Loss, is amended by deleting item (2) and rep lacing it with the following:

(2)	taxes, fines or penalties, except:

(i)	as provided above with respect to punitive, exemplary or multiplied damages; or

(ii)	civil penalties assessed against an Insured Person pursuant to Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Section 78dd-2(g)(2)(B), if and to the extent that such civil penalties are insurable under the law of the jurisdiction most favorable to the insurability of such penalties; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company or to the Claim giving rise to the penalties;

(b)	Add Securities Claim

Securities Claim means that portion of a Claim which:

(a)	is brought by a shareholder of an Investment Company:

MS-303306 (06/2020)	Page 1

(i)	in his, her or its capacity as a shareholder of such Investment Company, with respect to his, her or its interest in shares of such Investment Company, and against such Investment Company or any of its Insured Persons; or

(ii)	derivatively, on behalf of such Investment Company, against an Insured Person of such Investment Company; or

(b)	alleges that an Investment Company or any of its Insured Persons violated a federal, state, local or foreign securities law or a rule or regulation promulgated under any such securities law with respect to the securities of such Investment Company.

(c)	Add Derivative Demand Evaluation Costs

Derivative Demand Evaluation Costs means reasonable costs, charges, fees (including but not limited to attorney’s fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred by the Investment Company (including its board of directors or any committee of the board of directors) in the investigation or evaluation of any Shareholder Derivative Demand.

(d)	Add Shareholder Derivative Demand

Shareholder Derivative Demand means any written demand, by one or more shareholders of an Investment Company, upon the board of directors of such Investment Company, to bring a civil proceeding in a court of law against any Insured Person for a Wrongful Act committed, attempted, or allegedly committed or attempted by an Insured Person before or during the Policy Period.

(2)	AMEND EXCLUSIONS

Section III., EXCLUSIONS, is amended as follows:

(a)	Delete Insured v. Insured

Exclusion Exclusion III.(C) it is deleted in its entirety.

(b)	Amend Pollution and Biological Events Exclusion

Exclusion III.(D) is deleted and replaced with the following:

(D)	based upon, arising from, or in consequence of Pollution; provided this Exclusion III.(D) shall not apply to any Claim:

(1)	brought by or on behalf of a shareholder of the Investment Company in his or her capacity as such including any Claim by a shareholder brought derivatively on behalf of an Investment Company; or

(2)	for any Non-Indemnifiable Loss;

(c)	Amend Conduct Exclusion

Exclusion III.(L) is deleted and replaced with the following:

MS-303306 (06/2020)	Page 2

(L)	based upon, arising from, or in consequence of:

(1)	any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a final, non-appealable adjudication in any underlying proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)	an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such profit, remuneration or advantage.

For purposes of these Exclusions III.(L)(1) and III.(L)(2) above:

(a)	If an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final, non-appealable adjudication.

(b)	No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by any Chairman, President or Chief Executive Officer or Chief Financial Officer or Chief Operating Officer of an Investment Company shall be imputed to such Investment Company.

(c)	The term “proceeding,” as used therein, shall not include any declaratory proceeding brought by or against the Company.

(3)	ADD DERIVATIVE DEMAND EVALUATION COSTS

(a)	The following Insuring Clause is added to the Investment Company Coverage Part:

Derivative Demand Evaluation Costs Coverage

The Company shall pay, on behalf of the Investment Company, all Derivative Demand Evaluation Costs which such Investment Company becomes legally obligated to pay on account of any Shareholder Derivative Demand first made during the Policy Period or, if exercised, the Extended Reporting Period, for a Wrongful Act by an Insured Person before or during the Policy Period.

(b)	Solely for purposes of the Derivative Demand Evaluation Costs Coverage Insuring Clause, the General Terms and Conditions of the Policy are amended as follows:

(1)	Section V., LIMIT OF LIABILITY, RETENTION AND COINSURANCE, is amended as follows:

(i)	Subsection V.(A) is amended by adding the following to the end thereof:

Notwithstanding the foregoing, the Company’s maximum liability for all Derivative Demand Evaluation Costs covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause on account of all Shareholder Derivative Demands first made during the same Policy Period shall be $500,000. This amount shall be part of, and not in addition to, the amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability for the Investment Company Coverage Part.

(ii)	Subsection V.(E) is amended by adding the following to the end thereof:

MS-303306 (06/2020)	Page 3

No Retention(s) shall apply to Derivative Demand Evaluation Costs covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause.

(2)	Section VII., DEFENSE AND SETTLEMENT, is amended by deleting Subsection (A) and replacing it with the following:

(A)	It shall be the duty of the Investment Company and not the duty of the Company to investigate and evaluate any Shareholder Derivative Demand. The Investment Company shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

(3)	For purposes of coverage under the Derivative Demand Evaluation Costs Coverage Insuring Clause of the Investment Company Coverage Part only:

(i)	all references in this Policy to Loss or Defense Costs shall only mean Derivative Demand Evaluation Costs; and

(ii)	all references in this Policy to Claim shall only mean a Shareholder Derivative Demand.

(4)	SECTION 11, 12 AND 15

The following provisions are added to this Coverage Part:

(a)	The Company shall not assert that the portion of any Securities Claim settlement attributable to alleged violations of Section 11, Section 12, or Section 15 of the Securities Act of 1933 as amended constitutes disgorgement, restitution or the return of ill-gotten gain subject to paragraph (3) of the definition of Loss, absent a final judgment or other final adjudication by a court, a final determination of a regulatory, administrative or other governmental body, or a written admission in such settlement by an Insured that such portion constitutes disgorgement, restitution or the return of ill-gotten gain.

(b)	The Company shall not seek an allocation in a Securities Claim of Defense Costs attributable to alleged violations of Section 11, Section 12, or Section 15 of the Securities Act of 1933 as amended.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

MS-303306 (06/2020)	Page 4

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 22 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION II. DEFINITION OF DEFENSE COSTS ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to any “Subsequent Claim” (as defined below) made against an Insured under the Investment Company Coverage Part, the following shall apply:

(1)	The definition of Defense Costs, as set forth in Section II. Definitions, of the Investment Company Coverage Part, is amended to include “Subsequent Claim Expenses” (as defined below) provided that:

(a)	the Company’s reimbursement of such Subsequent Claim Expenses is expressly conditioned on the following:

(i)	the Insureds have given written notice of circumstances to the Company pursuant to Section VI. Reporting (hereinafter “Notice of Circumstances”);

(ii)	the Company has accepted the Notice of Circumstances;

(iii)	the Insureds have retained defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld; and

(iv)	the Insureds are in compliance with all terms and conditions of this Policy; and

(b)	such Subsequent Claim Expenses shall be subject to a Retention of $ 250,000.00.

(2)	For purposes of this endorsement, the following terms shall apply:

“Subsequent Claim Expenses” means the reasonable costs, charges, fees and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by an Insured:

(i)	on or after the date the Notice of Circumstances is received by the Company, and

(ii)	prior to the date the circumstances alleged in the Notice of Circumstances rise to the level of a Claim,

in the defense of such circumstances that have subsequently given rise to a Subsequent Claim. Subsequent Claim Expenses shall not include costs incurred in responding to “sweep examinations”, routine exams, or deficiency letters arising from routine examinations.

“Subsequent Claim” means a covered Claim which is based upon, arises from, or directly results from the same facts, circumstances, transactions, or events as described in the Notice of Circumstances.

Q15-240 (06/2015)	Page 1

(3)	If the Subsequent Claim Expense coverage afforded pursuant to this endorsement and the Subsequent Claim are subject to different Retentions, then the total amount of Loss applied to the applicable Retentions shall not exceed the largest applicable Retention.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q15-240 (06/2015)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of

this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 23 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND EXCLUSION III.(G) ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended by deleting Exclusion III.(G) and replacing it with the following:

(G)	for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured; provided this Exclusion III.(G) shall not apply to Loss on account of any Claim based upon an Insured Person’s interest as an investor in any retirement plan sponsored by the Named Organization.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

QAFLCIO (02/2010)	Page 1

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Private Fund Coverage Part Federal

Effective date of

this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 24 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

SCHEDULE OF PRIVATE FUNDS ENDORSEMENT

In consideration of the premium charged, it is agreed that the Private Fund Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (P)(1) of Section II. DEFINITIONS, the following pooled investment vehicle(s) are included within the definition of Private Fund:

BACDE NMTC Fund 4 LLC

BACDE NMTC Fund 5 LLC

BACDE NMTC Fund 6 LLC

BACDE NMTC Fund 7 LLC

BACDE NMTC Fund 8 LLC

BACDE NMTC Fund 9 LLC

BACDE NMTC FUND 10, LLC

BACDE NMTC FUND 11, LLC

BACDE NMTC FUND 12, LLC

BACDE NMTC FUND 13, LLC

BACDE NMTC FUND 14, LLC

BACDE NMTC FUND 15, LLC

BACDE NMTC FUND 16, LLC

BACDE NMTC FUND 17, LLC

BACDE NMTC FUND 18, LLC

BACDE NMTC FUND 19, LLC

BACDE NMTC FUND 20, LLC

BACDE NMTC FUND 21, LLC

BACDE NMTC FUND 22, LLC

BACDE NMTC FUND 23, LLC

BACDE NMTC FUND 24, LLC

BACDE NMTC FUND 25, LLC

BACDE NMTC FUND 26, LLC

BACDE NMTC FUND 27, LLC

BACDE NMTC FUND 28, LLC

BACDE NMTC FUND 29, LLC

BACDE NMTC FUND 30, LLC

14-02-13805 (01/2008)	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13805 (01/2008)	Page 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Private Fund Coverage Part Federal

Effective date of

this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 25 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION II DEFINITIONS OF CLAIM AND DEFENSE COSTS ENDORSEMENT

(INCLUDE INVESTIGATIONS)

In consideration of the premium charged, it is agreed that Section II. Definitions, of the Private Fund Coverage Part, is amended as follows:

(1)	Subsection II.(B), definition of Claim, is deleted and replaced with the following:

(B)	Claim means:

(1)	a written demand (other than a subpoena or civil investigative demand) for monetary damages or non-monetary relief, including but not limited to injunctive relief, commenced by the first receipt of such demand by an Insured;

(2)	a civil proceeding commenced by the service of a complaint or similar pleading, or any foreign equivalent thereof;

(3)	an arbitration, mediation or other alternative dispute resolution proceeding commenced by the first receipt by an Insured of a written demand for arbitration, mediation, or other alternative dispute resolution, or any foreign equivalent thereof;

(4)	a criminal proceeding commenced by: (a) an arrest; or (b) the return of an indictment or information, or any foreign equivalent thereof; or (c) the receipt of an official request for Extradition; or

(5)	a civil administrative or civil regulatory proceeding commenced by the filing of a civil or administrative complaint or notice of charges (other than a civil investigative demand), or any foreign equivalent thereof, against an Insured for a Wrongful Act, including any appeal therefrom; or

(6)	an Investigation;

(7)	a written request received by an Insured to toll or waive a statute of limitations, relat ing to a potential Claim as described in items (1) through (6) of the definition of Claim, above; or

(8)	solely with respect to an Executive of a Fund Entity or Fund Manager, a Dodd-Frank Section 210 Claim.

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Claim shall not include any examinations, inspections, audits or similar reviews or inquiries, “sweep” examinations, deficiency letters or general requests for information, whether those actions are taken by an Enforcement Unit or otherwise.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI. REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition; provided that with respect to an Investigation, when such Investigation is commenced as set forth in the definition of Investigation as set forth in paragraph (3) of this endorsement.

(2)	Subsection II.(D), definition of Defense Costs, is amended as follows:

A.	the first parenthetical is deleted and replaced with the following:

(including but not limited to attorney’s fees, experts’ fees, mediator fees and arbitrator fees)

B.	the following is added:

Defense Costs shall also include:

(1)	reasonable costs, charges, fees and expenses incurred through the use of legal counsel and consented to by the Company resulting from an Executive of a Fund Entity or Fund Manager lawfully:

(i)	opposing, challenging, resisting or defending against any request for or any effort to obtain the Extradition of such Executive; and

(ii)	appealing any order or other grant of Extradition of such Executive; and

(2)	reasonable and necessary legal costs and fees incurred by an Executive of a Fund Entity or Fund Manager in evaluating or responding to any Dodd-Frank Section 210 Claim.

(3)	The following definitions are added:

Dodd-Frank Section 210 Claim means any subpoena, written complaint, written demand, or similar document served by the Federal Deposit Insurance Corporation upon an Executive of a Fund Entity or Fund Manager pursuant to Section 210(s) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Enforcement Unit means any federal, state, local or provincial law enforcement or governmental regulatory authority worldwide (including, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities exchange or similar self-regulatory organization.

Extradition means any formal process by which an Executive of an Organization located in any country is surrendered to any other country for trial or otherwise to answer any criminal accusation, including the execution of an arrest warrant where such execution is an element of such process.

Investigation means an investigation of an Insured by an Enforcement Unit, commenced when such Insured is a target of the investigation for a Wrongful Act, and has received a:

(i)	subpoena,
(ii)	civil investigative demand,
(iii)	grand jury subpoena,
(iv)	search warrant,

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(v)	“target letter” (within the meaning of Title 9-11.151 of the United States Attorney’s Manual),
(vi)	Wells Notice,
(vii)	formal order of investigation, or
(viii)	the foreign equivalent to any of the foregoing,

from such Enforcement Unit, provided that the Company shall take into reasonable consideration all extrinsic evidence presented by the Insured to determine if and when such Insured is a target of such investigation for a Wrongful Act.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21860 (10/2015)	Page 3

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Private Fund Coverage Part Federal

Effective date of

this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 26 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

PRIVATE FUND REAL ESTATE AMPlifier ENDORSEMENT

In consideration of the premium charged, it is agreed that the Private Fund Coverage Part is amended as follows:

(1)	ADD INDEPENDENT CONTRACTOR INDEMNIFICATION COVERAGE

The following Insuring Clause is added to this Coverage Part:

Independent Contractor Indemnification Coverage

The Company shall pay, on behalf a Fund Entity or Fund Manager, Loss which such Insured Entity becomes legally obligated to pay pursuant to a written indemnification agreement between such Insured Entity and an Independent Contractor, on account of any Claim made against such Independent Contractor by an investor in a Private Fund during the Policy Period, or if exercised, during the Extended Reporting Period, for the performance of or failure to perform Fund Management Services by such Independent Contractor for or on behalf of a Private Fund or an investor in a Private Fund before or during the Policy Period.

(2)	AMEND DEFINITIONS

Section II., DEFINITIONS, is amended as follows:

(a)	Amend Definition of Advisory Board Member

Subsection II.(A), definition of Advisory Board Member, is deleted and replaced with the following:

(A)	Advisory Board Member means any natural person who was, now is or shall become a member of any advisory board, advisory committee, investment committee, limited partner committee, or any other board of committee, other than a Board of Directors or Board of Managers, formed pursuant to a partnership agreement, operating agreement, resolution or equivalent document of a Private Fund.

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(b)	Amend Definition of Fund Management Services

Subsection II.(F), definition of Fund Management Services, is deleted and replaced with the following:

(F)	Fund Management Services means:

(1)	the formation, capitalization, operation, management, administration, marketing, solicitation, divestiture or dissolution of, or raising capital for or on behalf of, a Fund Entity;

(2)	financial, economic, or investment advice regarding investments in securities, real property, or real estate related securities, debt or financial instruments of any kind, for or on behalf of a Fund Entity; including any research, analysis, due diligence or monitoring of any of the preceding;

(4)	solely with respect to any real property, the extension of credit, the granting of a loan or any transaction in the nature of a loan by a Fund Entity;

(5)	investment management, asset management, administrative services, portfolio management and asset allocation services performed for or on behalf of a Fund Entity;

(6)	the review, analysis, selection, and monitoring of other funds for investment by a Fund Entity;

(7)	the investment in, or the formation, capitalization, recapitalization, restructuring, acquisition or partial acquisition, disposition or partial disposition of (including the syndication of any of the foregoing), a Portfolio Company or real property by a Fund Entity, including but not limited to acts performed in the capacity of a Controlling Shareholder of a Portfolio Company; or

(8)	the selection and oversight of outside service providers, including any providers of Real Estate Services, or unaffiliated investment advisers for or on behalf of a Fund Entity;

Fund Management Services shall also include legal, compliance or regulatory services provided by an Insured to or for an Organization solely in connection with the services described above.

(c)	Amend Definition of Investment Holding Company

Subsection II.(K), definition of Investment Holding Company, is deleted and replaced with the following:

(K)	Investment Holding Company means any entity, including but not limited to, a corporation, trust, joint venture, limited liability company, limited liability partnership, limited partnership, operating partnership, general partnership, association or other business entity:

(1)	which is created before or during the Policy Period, and whose sole purpose and activity is acquiring or holding investment, financial or ownership interests in debt, equity securities, debentures, real property, or real estate related shares, debt or financial instruments of any kind, for or on behalf of a Private Fund; and

(2)	in which one or more Private Funds or Investment Holding Companies, separately or in combination, have Management Control.

Investment Holding Company shall not include any Subsidiary, Portfolio Company, or Minority Joint Venture Entity.

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(d)	Amend Definition of Loss

Subsection II.(L), definition of Loss, is amended by deleting item (2) and replacing it with the following:

(2)	taxes imposed on an Insured, fines or penalties, except:

(i)	as provided above with respect to punitive, exemplary or multiplied damages; or

(ii)	civil penalties assessed against an Insured Person pursuant to Section 2(g)(2)(B) of the Foreign Corrupt Practices Act, 15 U.S.C. Section 78dd- 2(g)(2)(B), if and to the extent that such civil penalties are insurable under the law of the jurisdiction most favorable to the insurability of such penalties; provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company or to the Claim giving rise to the penalties.

(e)	Amend Definition of Outside Capacity

Subsection II.(M), definition of Outside Capacity, is deleted and replaced with the following:

(M)	Outside Capacity means service by an Insured Person as a director, trustee, Board Observer or equivalent position with:

(1)	an Outside Entity, if service by such Insured Person is, or was, at the specific request or direction of a Fund Entity or Fund Manager; or

(2)	a Minority Joint Venture Entity,

at or prior to the Inception Date of this Policy, or during the Policy Period.

(f)	Add Derivative Demand Evaluation Costs

Derivative Demand Evaluation Costs means reasonable costs, charges, fees (including but not limited to attorney’s fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of any Insured Person) incurred by the Fund Entity (including its board of directors or any committee of the board of directors) in the investigation or evaluation of any Shareholder Derivative Demand.

(g)	Add Independent Contractor

Independent Contractor means a natural person who has a written agreement with a Fund Entity or Fund Manager to perform professional services for or on behalf of such Fund Entity or Fund Manager.

(h)	Add Management Control

Management Control means possessing the power to control, manage, and direct an entity by reason of:

(1)	the ownership of more than fifty percent (50%) of voting securities or voting rights in such entity;

(2)	the right to elect or appoint more than fifty percent (50%) of the directors, officers, trustees, trust managers, partnership managers, joint venture managers, general partners, managing general partners, administrative general partners, operating general partners, principals or Managers of such entity; or

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(3)	rights and obligations pursuant to any management agreement or contract relating to such entity.

(i)	Add Minority Joint Venture Entity

Minority Joint Venture Entity means any entity which is created before or during the Policy Period, and whose sole purpose and activity is acquiring or holding investment, financial or ownership interests in debt, equity shares, debentures, real property, or real estate related shares, debt or financial instruments of any kind, for or on behalf of a Fund Entity, and in which one or more Fund Entities has an equity interest, but separately or in combination, does not have Management Control.

(j)	Add Real Estate Services

Real Estate Services means providing or failing to provide real estate development or design, construction, property renovation or rehabilitation, property management services, environmental related services, appraisal, real estate brokerage or sales, architectural services, or engineering services.

(k)	Add Shareholder Derivative Demand

Shareholder Derivative Demand means any written demand, by one or more shareholders of a Fund Entity, upon the board of directors of such Fund Entity, to bring a civil proceeding in a court of law against any Executive of such Fund Entity for a Wrongful Act committed, attempted, or allegedly committed or attempted by such Executive before or during the Policy Period.

(2)	AMEND EXCLUSIONS

Section III., EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES, is amended as follows:

(a)	Amend Pollution and Biological Agents Exclusion

Exclusion III.(D) is amended by adding the following:

This Exclusion III.(D) shall also not apply to any Claim:

(1)	brought or maintained derivatively on behalf of a Private Fund by one or more shareholders, investors, limited partners or members of such Private Fund; or

(2)	for any Non-Indemnifiable Loss;

(c)	Amend Property Damage Exclusion

Exclusion III.(F) is amended by adding the following:

This Exclusion III.(F) shall also not apply to Loss on account of any Claim brought by an investor of a Private Fund based upon, arising from, or in consequence of an investment loss to such investor if such investment loss is a result of damage to, destruction of, or loss of use of, any real property.

(c)	Delete Investment Banking Exclusion

Exclusion III.(K) is deleted in its entirety.

(d)	Amend Real Estate Services Exclusion

Exclusion III.(L) is deleted and replaced with the following:

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(L)	based upon, arising from, or in consequence of any Insured providing or f ailing to provide Real Estate Services; provided this Exclusion III.(L) shall not apply to Loss on account of any Claim brought by or on behalf of an investor of a Private Fund based upon, arising from, or in consequence of an investment loss to such investor if such investment loss arises out of Real Estate Services.

(e)	Amend Conduct Exclusion

Exclusion III.(P) is deleted and replaced with the following:

(P)	based upon, arising from, or in consequence of:

(1)	any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a final, non-appealable adjudication in any underlying proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2)	an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a final, non-appealable adjudication in any underlying proceeding establishes the gaining of such profit, remuneration or advantage.

For purposes of these Exclusions III.(P)(1) and III.(P)(2) above:

(a)	If an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a f inal, non-appealable adjudication.

(b)	No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by any Chairman, President, Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of a Fund Entity or Fund Manager shall be imputed to such Fund Entity or Fund Manager.

(c)	The term “proceeding,” as used therein, shall not include any declaratory proceeding brought by or against the Company.

(3)	AMEND NEWLY CREATED FUNDS

Section V., NEWLY CREATED FUNDS, is deleted and replaced with the following:

V.	NEWLY CREATED FUNDS

If , during the Policy Period, an Organization creates or begins raising capital for a new pooled investment vehicle:

(A)	that engages in or proposes to engage in substantially similar activities as any Private Fund, and

(B)	whose securities are not traded in any public market, whether on a registered securities exchange or a regional or local exchange in the United States, a foreign securities exchange, the NASDAQ or any other interdealer quotation system, (a “New Fund”), then such New Fund shall be deemed a Private Fund, and the Company agrees to waive any additional premium, written notice or information due for such New Fund for the remainder of the Policy Period.

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(4)	DELETE NON-ACCUMULATION OF LIMITS

Section VI. NON-ACCUMULATION OF LIMITS is deleted in its entirety.

(5)	ADD DERIVATIVE DEMAND EVALUATION COSTS COVERAGE

(a)	The following Insuring Clause is added to the Private Fund Coverage Part:

Derivative Demand Evaluation Costs Coverage

The Company shall pay, on behalf of the Fund Entity, all Derivative Demand Evaluation Costs which such Fund Entity becomes legally obligated to pay on account of any Shareholder Derivative Demand first made during the Policy Period or, if exercised, the Extended Reporting Period, for a Wrongful Act by an Executive of such Fund Entity before or during the Policy Period.

(b)	Solely for purposes of the Derivative Demand Evaluation Costs Coverage Insuring Clause of the Private Fund Coverage Part, the General Terms and Conditions of the Policy are amended as follows:

(1)	Section V., LIMIT OF LIABILITY, RETENTION AND COINSURANCE, is amended as follows:

(i)	Subsection V.(A) is amended by adding the following to the end thereof:

Notwithstanding the foregoing, the Company’s maximum liability for all Derivative Demand Evaluation Costs covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause on account of all Shareholder Derivative Demands first made during the same Policy Period shall be $250,000. This amount shall be part of, and not in addition to, the amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability for the Private Fund Coverage Part.

(ii)	Subsection V.(E) is amended by adding the following to the end thereof:

No Retention(s) shall apply to Derivative Demand Evaluation Costs covered under the Derivative Demand Evaluation Costs Coverage Insuring Clause.

(2)	Section VII., DEFENSE AND SETTLEMENT, is amended by deleting Subsection (A) and replacing it with the following:

(A)	It shall be the duty of the Fund Entity and not the duty of the Company to investigate and evaluate any Shareholder Derivative Demand. The Fund Entity shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

(3)	For purposes of coverage under the Derivative Demand Evaluation Costs Coverage Insuring Clause of the Private Fund Coverage Part only:

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A.	all references in this Policy to Loss or Defense Costs shall only mean Derivative Demand Evaluation Costs; and

B.	all references in this Policy to Claim shall only mean a Shareholder Derivative Demand.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

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ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Private Fund Coverage Part Federal

Effective date of

this endorsement/rider: July 1, 2021	Federal Insurance Company Endorsement/Rider No. 27 To be attached to and form a part of Policy No. 8221-7488

Issued to: AFL-CIO HOUSING INVESTMENT TRUST

AMEND SECTION II. DEFINITION OF DEFENSE COSTS ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to any “Subsequent Claim” (as defined below) made against an Insured under the Private Fund Coverage Part, the following shall apply:

(1)	The definition of Defense Costs, as set forth in Section II. Definitions, of the Private Fund Coverage Part, is amended to include “Subsequent Claim Expenses” (as defined below) provided that:

(a)	the Company’s reimbursement of such Subsequent Claim Expenses is expressly conditioned on the following:

(i)	the Insureds have given written notice of circumstances to the Company pursuant to Section VI. Reporting (hereinafter “Notice of Circumstances”);
(ii)	the Company has accepted the Notice of Circumstances;
(iii)	the Insureds have retained defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld; and
(iv)	the Insureds are in compliance with all terms and conditions of this Policy; and

(b)	such Subsequent Claim Expenses shall be subject to a Retention of $ 250,000.

(2)	For purposes of this endorsement, the following terms shall apply:

“Subsequent Claim Expenses” means the reasonable costs, charges, fees and expenses (other than wages, salaries, fees or benefits of any Insured Person) incurred by an Insured:

(i)	on or after the date the Notice of Circumstances is received by the Company, and
(ii)	prior to the date the circumstances alleged in the Notice of Circumstances rise to the level of a Claim,

in the defense of such circumstances that have subsequently given rise to a Subsequent Claim. Subsequent Claim Expenses shall not include costs incurred in responding to “sweep examinations”, routine exams, or deficiency letters arising from routine examinations.

“Subsequent Claim” means a covered Claim which is based upon, arises from, or directly results from the same facts, circumstances, transactions, or events as described in the Notice of Circumstances.

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(3)	If the Subsequent Claim Expense coverage afforded pursuant to this endorsement and the Subsequent Claim are subject to different Retentions, then the total amount of Loss applied to the applicable Retentions shall not exceed the largest applicable Retention.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Q15-552 (04/2019)	Page 2	278207

Unanimously approved at the March 2, 2021 meeting of the AFL-CIO Housing Investment Trust Board of Trustees.

RESOLUTION APPROVING INVESTMENT BLANKET BOND

WHEREAS, the Trust currently maintains an investment blanket bond in the amount of $15,000,000; and

WHEREAS, the Board of Trustees previously found and continues to believe that the cost to the Trust to maintain the investment blanket bond in the amount of $15,000,000, an amount that is in excess of regulatory requirements, is not excessive and that the additional cost is outweighed by the additional protection afforded to the Trust.

NOW THEREFORE BE IT RESOLVED, that the Board of Trustees, after due consideration of all factors deemed relevant by the Board of Trustees, approves the form and amount of the investment blanket bond, having determined that such investment blanket bond is in a reasonable form and amount as provided in the meeting materials hereto, and in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended.

FURTHER RESOLVED, that the General Counsel continue to be designated as the Trust officer who shall make all filings and give all notices in connection with the investment blanket bond and be authorized to engage such outside counsel, third-party service provider or other agent to assist in executing the foregoing resolutions as may, in the judgment of this officer, be necessary.